NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD ON JUNE 9, 2022

AND

INFORMATION CIRCULAR

DATED APRIL 28, 2022

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Taseko's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

1040 West Georgia Street, Suite 1200
Vancouver, British Columbia, V6E 4H1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual general meeting (the "Meeting") of shareholders (the "Shareholders" of Taseko Mines Limited (the "Company" or "Taseko") will be held at the Hyatt Regency, 655 Burrard Street, Vancouver, British Columbia on June 9, 2022 at 2:00 p.m., local time, for the following purposes:

1. to receive the consolidated financial statements of the Company for the financial year ended December 31, 2021 and the report of the auditor thereon (the "Annual Financial Statements") and the related management discussion and analysis ("MD&A");

2. to set the number of directors of the Company for the ensuing year - see Election of Directors in the accompanying Information Circular (the "Information Circular");

3. to elect directors of the Company for the ensuing year - see Election of Directors in the Information Circular;

4. to appoint the auditor of the Company for the ensuing year - see Appointment of Auditor in the Information Circular;

5. to consider, and if thought advisable, to pass an ordinary resolution to ratify and approve the Company's Amended and Restated Shareholder Rights Plan Agreement, for continuation for a three year period, as more particularly set out in the Information Circular - see Particulars of Matters to be Acted Upon - Shareholder Rights Plan Continuation and Renewal in the Information Circular; and

6. to consider an advisory (non-binding) resolution on the Company's approach to executive compensation, as more particularly set out in the section of the Information Circular entitled "Advisory Resolution on the Company's Approach to Executive Compensation (Say-on-Pay)," as more particularly set out in the Information Circular - see Particulars of Matters to be Acted Upon - Advisory Resolution on the Company's Approach to Executive Compensation (Say-on-Pay) in the Information Circular.

An Information Circular accompanies this Notice of Meeting (the "Notice"). The Information Circular contains further particulars of the matters to be considered at the Meeting.  No other matters are contemplated for consideration at the Meeting. The Meeting may also consider any permitted amendment to or variations of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the Annual Financial Statements and MDA, will be made available at the Meeting and are available on SEDAR at www.sedar.com.

NOTE OF CAUTION Concerning COVID-19 Pandemic

At the date of this Notice the Company intends to hold the Meeting at the location stated in the Notice. However, due to potential unforeseen changes in the ongoing coronavirus COVID-19 outbreak ("COVID-19"), we recommend  all shareholders submit votes by sending in a properly completed and signed form of proxy (or voting instruction form) prior to the Meeting following the instructions set out in the Information Circular.  The Company reserves the right to take pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to changes in restrictions related to COVID-19 including by changing the Meeting date, changing the Meeting venue or the changing the way in which the Meeting is conducted (for example by webcast or other remote communication).  Should any changes to the Meeting occur, the Company will announce any and all changes by way of news release filed under the Company's profile on SEDAR at www.sedar.com as well as on our Company website at www.tasekomines.com. Please check our website prior to the Meeting for the most current information. In the event of changes to the Meeting format due to COVID-19, the Company will not prepare or mail amended Proxy Materials.

Notice-and-Access

The Company has elected to use the notice-and-access model ("Notice-and-Access Provisions") set out in National Instrument 51-102 - Continuous Disclosure Obligations and in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of meeting materials related to this Meeting. The Notice-and-Access Provisions allow the Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials (the "Proxy Materials") online. Under Notice-and-Access, instead of receiving paper copies of the Information Circular, registered Shareholders will receive the Notice and Access Notification to Shareholders (the "N&A Notification") and a form of proxy (the "Proxy").  In the case of beneficial (non-registered) Shareholders, they will receive the N&A Notification and a voting instruction form ("VIF"). The form of Proxy/VIF enables Shareholders to vote. Before voting, Shareholders are reminded to review the Information Circular online by logging onto the website access page provided and following the instructions set out below.  Shareholders may also choose to receive a printed copy of the Information Circular by following the procedures set out below.

Copies of the Proxy Materials and the Annual Financial Statements and MDA are posted on the Company's website at www.tasekomines.com/investors.

How to Obtain Paper Copies of the Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1200, Vancouver, British Columbia, Canada, V6E  4H1; by telephone: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 2 p.m. (Pacific Time) on Tuesday, June 7, 2022 (the "Proxy Deadline") a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than May 26, 2022.  Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the Information Circular can be requested at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as 'stratification' in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer while using Notice-and-Access Provisions also provides a paper copy of the management proxy circular to some of its shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under Notice-and-Access Provisions, which will not include a paper copy of the Information Circular.

While registered shareholders are entitled to attend the Meeting in person we strongly recommend that all Shareholders vote by proxy and do not attend the Meeting.  Accordingly we ask that registered shareholders complete, date and sign the enclosed form of Proxy, and deliver it in accordance with the instructions set out in the form of Proxy and in the Information Circular. To be effective, the Proxy must be duly completed and signed and then deposited with the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or voted via telephone, fax or via the internet (online) as specified in the Proxy, no later than 2:00 p.m., Pacific Time, on June 7, 2022.

If you hold your Common Shares in a brokerage account, you are a non-registered shareholder ("Beneficial Shareholder"). Beneficial Shareholders who hold their Common Shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the form of Proxy or VIF provided to them by their intermediary, in order to cast their vote, or in order to notify the Company if they plan to attend the Meeting.

The accompanying Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

DATED at Vancouver, British Columbia, April 28, 2022.

BY ORDER OF THE BOARD

"Stuart McDonald"

Stuart McDonald
President and Chief Executive Officer

If you have any questions or need assistance with voting your proxy, please contact Laurel Hill
Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American
Toll Free) or 1-416-304-0211 (Outside North America); or by email at:
assistance@laurelhill.com

1040 West Georgia Street, Suite 1200
Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR
Table of contents

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1040 West Georgia Street, Suite 1200
Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR

as at April 28, 2022 except as otherwise indicated

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on June 9, 2022 at the time and place and for the purposes set forth in the accompanying notice of the Meeting. In this Information Circular, references to "the Company", "Taseko", "we" and "our" refer to Taseko Mines Limited. The "board of directors" or the "Board" means the board of directors of the Company. "Common Shares" means common shares without par value in the capital of the Company. "Taseko Shareholders" and "Shareholders" refer to shareholders of the Company. "Registered Shareholders" means Shareholders of the Company who hold Common Shares in their own name. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "Intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

The Board has approved the contents and distribution of this Information Circular. All dollar amounts referred to herein are in Canadian currency unless otherwise indicated.

NOTE OF CAUTION Concerning COVID-19 Pandemic

At the date of this Notice the Company intends to hold the Meeting at the location stated in the Notice. However, due to potential unforeseen changes in the ongoing coronavirus COVID-19 outbreak ("COVID-19"), we recommend  all shareholders submit votes by sending in a properly completed and signed form of proxy (or voting instruction form) prior to the Meeting following the instructions set out in the Information Circular.  The Company reserves the right to take pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to changes in restrictions related to COVID-19 including by changing the Meeting date, changing the Meeting venue or the changing the way in which the Meeting is conducted (for example by webcast or other remote communication).  Should any changes to the Meeting occur, the Company will announce any and all changes by way of news release filed under the Company's profile on SEDAR at www.sedar.com as well as on our Company website at www.tasekomines.com. Please check our website prior to the Meeting for the most current information. In the event of changes to the Meeting format due to COVID-19, the Company will not prepare or mail amended Proxy Materials.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company has also retained Laurel Hill Advisory Group ("Laurel Hill") to assist it in connection with the Company's communications with shareholders. In connection with these services, Laurel Hill will receive a fee of $35,000 plus out-of-pocket expenses. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the notice package (defined below) to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

The Company has chosen to deliver the Notice of Annual General Meeting of Shareholders and the Information Circular document (together, the "Information Circular") and form of Proxy (together, the "Proxy Materials") using Notice-and-Access provisions, which govern the delivery of proxy-related materials to Shareholders utilizing the internet.  Notice-and-Access provisions are found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), for delivery to registered Shareholders, and in section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), for delivery to Beneficial Shareholders (together, the "Notice-and-Access Provisions").

Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on a non-SEDAR website (usually the reporting issuer's website or the website of their transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Information Circular document. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings of shareholders. The Company may still choose to continue to deliver the Information Circular by mail, and shareholders are entitled to request a paper copy of the Information Circular document be mailed to them at the Company's expense.

Use of Notice-and-Access Provisions reduces paper waste and the Company's printing and mailing costs. Under Notice-and-Access Provisions the Company must send a notice confirming internet availability (the "N&A Notification") and a form of proxy or voting instruction form (together with the N&A Notification, the "notice package") to each Registered and Beneficial Shareholder, indicating that the Proxy Materials have been posted on the Company's website and explaining how a Shareholder can access them or obtain a paper copy of the Information Circular from the Company. The Information Circular has been posted in full, together with the N&A Notification and form of Proxy, on the Company's website at www.tasekomines.com/investors and under the Company's SEDAR profile at www.sedar.com.

The Information Circular contains details of matters to be considered at the Meeting.

Please review the Information Circular before voting.

How to Obtain Paper Copies of the Information Circular

Any Shareholder may request a paper copy of the Information Circular be mailed to them at no cost by contacting the Company at 1040 West Georgia Street, Suite 1200, Vancouver, British Columbia  V6E 4H1; by telephone: 778-373-4533; by telephone toll-free: 1-877-441-4533 or by fax: 778-373-4534. A Shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a Shareholder to receive and review a paper copy of the Information Circular and then to submit their vote by 2 p.m. (Pacific Time) on Tuesday, June 7, 2022 (the "Proxy Deadline"), a Shareholder requesting a paper copy of the Information Circular as described above, should ensure such request is received by the Company no later than May 26, 2022.  Under Notice-and-Access Provisions the Proxy Materials must be available for viewing for up to one year from the date of posting.  A paper copy of the Information Circular may be requested at any time during this period.  To obtain a paper copy of the Information Circular after the Meeting date, please contact the Company.

Pursuant to Notice-and-Access Provisions, the Company has set the record date for the Meeting to be at least 40 days prior to the shareholder meeting in order to ensure there is sufficient time for the Proxy Materials to be posted on the applicable website and for the notice package to be delivered to Shareholders.  The N&A Notification included with the Company's notice package: (i) provides basic information about the Meeting and the matters to be voted on, (ii) explains how a Shareholder can obtain a paper copy of the Information Circular, Annual Financial Statements and MDA, and (iii) explains the Notice-and-Access Provisions process.  The notice package also includes the applicable voting document for the Meeting:  a form of Proxy in the case of Registered Shareholders; or a Voting Instruction Form ("VIF") in the case of Beneficial Shareholders.

The Company will not rely upon the use of 'stratification'. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting.  Shareholders will not receive a paper copy of the Information Circular from the Company, or from any intermediary, unless such Shareholder specifically requests one.

All Shareholders may call 1-877-441-4533 (toll-free) to obtain additional information relating to Notice-and-Access Provisions or to obtain a paper copy of the Information Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Appointment of Proxyholders

Due to COVID-19 and the related restrictions on travel and public gatherings, the Company recommends that Shareholders use the procedures available to appoint a proxyholder to ensure their votes are cast and limit attendance at the Meeting. The individuals named in the form of proxy (the "Proxy") mailed to all Shareholders are directors and/or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your Common Shares are held in physical (i.e. paper) form and actually registered in your name, then you are a Registered Shareholder. However, if like most shareholders you keep your Common Shares in a brokerage account, then you are a Beneficial Shareholder and the manner for voting is different for Registered and Beneficial Shareholders, so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy as recommended by management of the Company. However, under NYSE American Exchange ("NYSE American") rules, a broker who has not received specific voting instructions from the Beneficial Owner may not vote the shares in its discretion on behalf of such Beneficial Owner on "non-routine" proposals, although such shares will be included in determining the presence of a quorum at the Meeting. Thus, such broker "non-votes" will not be considered votes "cast" for purposes of voting on the election of Directors or the approval of the Amended and Restated Shareholder Rights Plan. The resolution to approve the appointment of the Company's auditors, qualifies as a "routine" proposal that brokers may vote upon without having received specific voting instruction from the Beneficial Owner; any broker "non-votes" with respect to this matter will not be considered votes "cast" and therefore will have no effect on the vote with respect to the appointment of the auditors.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders who choose to submit a proxy may do so using one of the following methods:

(a) complete, date and sign the enclosed form of proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b) use a touch-tone phone to transmit voting choices to a toll free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number and the Shareholder's 15 digit control number; or

(c) use the internet through Computershare's website at www.investorvote.com.  Registered Shareholders must follow the instructions on Computershare's website and refer to the enclosed proxy form for the Shareholder's 15 digit control number.

In any case, the Registered Shareholder must ensure the Proxy is received by Computershare at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. At the Meeting the Chairperson may extend or waive the time limit for submission of proxies, at their discretion.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.  Many shareholders are "beneficial" shareholders because the Common Shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Common Shares.  More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person but which are registered either: (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company.  Such Common Shares will more likely be registered in the name of the Shareholder's broker or an Intermediary.  The vast majority of such Common Shares are registered, in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).  In accordance with the requirements of NI 54-101, the Company distributes copies of the notice packages to the appropriate depository and intermediaries for onward distribution to Beneficial Shareholders.  The Company does not send Proxy Materials or notice packages directly to Beneficial Shareholders.  Intermediaries are required to forward the Proxy Materials or notice packages to all Beneficial Shareholders for whom they hold Common Shares unless such Beneficial Shareholders have waived the right to receive them.  The Company has elected to pay for the delivery of Proxy Materials or notice packages to Objecting Beneficial Shareholders.  Intermediaries often use service companies to forward the Proxy Materials to Beneficial Shareholders.

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of VIF supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada and in the United States.

Broadridge typically mails a scannable VIF instead of a form of proxy.  Beneficial Shareholders are asked to complete the VIF and return it to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders may call a toll-free number or go online to www.proxyvote.com to vote.  Taseko may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their shares. Certain Beneficial Shareholders who have not objected to Taseko knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

The VIF will name the same persons as the Company's Proxy to represent you at the Meeting.  You have the right to appoint a person (who need not be a Shareholder of the Company), different from those persons designated in the VIF, to represent you at the Meeting.  To exercise this right, insert the name of the desired representative in the blank space provided in the VIF.  The completed VIF must then be returned to Broadridge in accordance with the instructions set out in the VIF and this Information Circular.  Once it has received all VIFs sent in, Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge's instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have any alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Any information concerning any properties and operations of the Company has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada. Such consequences for the Company Shareholders who are resident in, or citizens of, the United States may not be described fully in this Information Circular.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia) (the "BCA"), as amended; that some or all of its directors and its executive officers are residents of a foreign country, and that the major assets of the Company are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare by fax within North America at 1-866-249-7775, outside North America at 1-416-263-9524, or by mail or by hand delivery at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the Registered Shareholder's Common Shares, although due to COVID-19 this option is discouraged.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Beneficial Shareholders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and, if necessary, revoke their proxy in accordance with revocation procedures set out above.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any binding matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the "TSX"), on the NYSE American (the "NYSE American") and on the London Stock Exchange (the "LSE").  The Board has fixed April 12, 2022 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting.  Only Shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the Record Date, there were 286,301,919 Common Shares issued and outstanding, each carrying the right to one vote.  No group of Shareholders has the right to elect a specified number of directors, nor is there cumulative or similar voting rights attached to the Common Shares.

The directors and executive officers of the Company do not know of any person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as of the Record Date.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021, the report of the auditor thereon and the annual management discussion and analysis will be placed before the Meeting.  These documents have all been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.  Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Taseko Mines Limited, Suite 1200 - 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1, telephone: 778-373-4533 or 1-877-441-4533.  These documents have been filed and are available for review under the Company's SEDAR profile at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.  With respect to the election of directors, the Board has determined, upon Shareholder approval, there will be eight director positions to be filled at the Meeting.  If, as a result of nominations received in compliance with the Advance Notice Provisions (see "Advance Notice Provisions" below), there are more nominees for election as director than there are vacancies to fill, the eight nominees receiving the greatest number of votes will be elected.  If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation.  Subject to the majority vote policy described below, the eight nominees receiving the highest number of votes are elected, even if a director gets fewer "for" votes than "withhold" votes.  Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by Taseko management will be appointed.

ELECTION OF DIRECTORS

The size of the Board was last set at the Company's June 17, 2021 annual general meeting. Subsequently, pursuant to the BCA, the Board appointed a new director and, there are currently seven members of the Board.  The Board has considered its size in light of the Company's goals and has determined that eight directors should be elected by the Shareholders. At the Meeting the Shareholders will be asked to approve an ordinary resolution to set the number of persons to be elected to the Board at eight.

Of the director nominees listed below, seven are directors of Taseko, and the eighth nominee is proposed for election as a new director of the Company.  All of the director nominees have agreed to stand for election.  The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director's office is vacated earlier in accordance with provisions of the BCA, each director elected at the Meeting will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected or appointed.

Majority Vote Policy

The Board has adopted a policy that if the votes "for" the election of a director nominee at a meeting of shareholders are fewer than the number voted "withhold", the nominee will submit his or her resignation promptly after the meeting for the consideration of the Nominating and Governance Committee.  The Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide within 90 days after the date of the meeting of shareholders whether to accept or reject the resignation.  The Board will accept the resignation absent exceptional circumstances.  The Board's decision to accept or reject the resignation will be disclosed by way of a press release, a copy of which will be sent to the TSX.  If the Board does not accept the resignation, the press release will fully state the reasons for the decision.  The nominee will not participate in any Committee or Board deliberations whether to accept or reject the resignation.  This policy does not apply in circumstances involving contested director elections.

Advance Notice Provisions

On June 6, 2013 amendments to the Company's Articles were adopted to include advance notice provisions (the "Advance Notice Provisions"). The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors.  Among other things, the Advance Notice Provisions fix a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Company for the notice to be in proper written form.

The Company has not received notice of a nomination in compliance with the Company's Articles, and, as such, any nominations other than nominations by or at the direction of the Board or an authorized officer of the Company will be disregarded at the Meeting.

Nominees for Election as Director

The following table sets out the names of the eight management nominees for election to the Board, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction. Please see Biographical Information below for all major offices and positions with the Company and any of its significant affiliates each director nominee now holds.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Anu Dhir(10)(11)(12) Director Ontario, Canada	Since September 2017	16,500(2)
Robert A. Dickinson(12)(13) Director British Columbia, Canada	Since January 1991	2,912,960(3)
Russell E. Hallbauer(13) Director British Columbia, Canada	Since July 2005	3,758,666(4)
Rita Maguire Director Nominee Arizona, USA	Director Nominee	44,213(5)
Stuart McDonald President, CEO and a Director British Columbia, Canada	Since September 2021	688,375(6)
Peter C. Mitchell(10)(11)(12) Director Florida, USA	Since July, 2020	45,000(7)
Kenneth Pickering(11)(13) Director British Columbia, Canada	Since December 2018	35,000(8)
Ronald W. Thiessen(10) Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,400,795(9)

Notes:

(1) The information as to Common Shares beneficially owned or controlled is not within the knowledge of management of the Company. The share ownership information was supplied to the Company by insider reports available at www.sedi.ca as of April 12, 2022.

(2) Ms. Dhir also holds options to purchase 238,000 Common Shares and 282,450 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Directors Compensation, see also "Statement of Executive Compensation"

(3) Of these Common Shares, 2,640,960 Common Shares are held indirectly by Mr. Dickinson in a RIF. Mr. Dickinson also holds options to purchase an aggregate of 138,000 Common Shares and he holds 566,450 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see also "Statement of Executive Compensation."

(4) Of these Common Shares 1,171,918 are held indirectly by Mr. Hallbauer, as an aggregate of 354,194 Common Shares are held by affiliates of Mr. Hallbauer and an aggregate of 817,724 Common Shares are held by companies over which Mr. Hallbauer exercises control. Mr. Hallbauer also holds, in aggregate, options to purchase 1,437,000 Common Shares and he holds 450,000 performance share units, and 26,450 deferred share units, details of which are disclosed in the Incentive Plan Awards table under NEO Compensation, see also "Statement of Executive Compensation."

(5) Ms. Maguire also holds options to purchase 156,000 Common Shares.

(6) Mr. McDonald also holds options to purchase 1,394,250 Common Shares and 717,500 performance share units, see also "Statement of Executive Compensation."

(7) Mr. Mitchell also holds options to purchase 89,333 Common Shares and 62,450 deferred share units, see also "Statement of Executive Compensation."

(8) Mr. Pickering also holds options to purchase 92,000 Common Shares and 238,450 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see also "Statement of Executive Compensation."

(9) Of these Common Shares, 163,600 Common Shares are held indirectly by Mr. Thiessen in an RRSP and 229,500 Common Shares are held by Mr. Thiessen, in trust, for an affiliate.  Mr. Thiessen also holds options to purchase 208,000 Common Shares and he holds 781,660 deferred share units, details of which are disclosed in the Incentive Plan Awards table under Director Compensation, see also "Statement of Executive Compensation."

(10) Member of Audit and Risk Committee.

(11) Member of Compensation Committee.

(12) Member of Nominating and Governance Committee.

(13) Member of Environmental Health and Safety Committee.

If all of the nominees for election to the Board are elected, the Board of Directors will consist of five independent directors - Anu Dhir, Robert Dickinson, Peter Mitchell, Kenneth Pickering and Ronald Thiessen - and three non-independent directors - Russell Hallbauer, Rita Maguire and Stuart McDonald.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed below, no proposed director:

(a) is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive office or chief financial officer of any company (including the Company), that,

(i) was subject to a cease trade order, or an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation (an "order") that was in effect for a period of more than 30 consecutive days; that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of any such company; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

As publicly disclosed at www.sedar.com, in September, 2012, Great Basin Gold Ltd. ("GBG") became bankrupt due to heavy indebtedness, mine production issues and falling gold prices. Mr. Ronald W. Thiessen and Ms. Anu Dhir were members of the board of directors of GBG in September 2012.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about whether to vote for the proposed director.

No Arrangements for Election

None of the director nominees proposed by management, are nominated under an arrangement or understanding between the director nominee and another person or company, except the members of the Board and management of the Company.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

Anu Dhir - Director

Ms. Anu Dhir is a co-founder and executive of ZinQ Mining, a private base metals and precious metals royalty company that focuses on the Latin America region. Ms. Dhir is also the Managing Director of Miniqs Limited, a private group primarily interested in developing resource projects. Prior to Miniqs and ZinQ Mining, Ms. Dhir was Vice President, Corporate Development and Company Secretary at Katanga Mining Limited. Ms. Dhir is currently a non-executive director of Lomiko Metals Inc. Ms. Dhir is a graduate of the General Management Program (GMP) at Harvard Business School, she has a law degree (Juris Doctor) from Quinnipiac University and a Bachelor of Arts from the University of Toronto.

Ms. Dhir is, or within the past five years, was a director of the following public companies:

Company	Positions Held	From	To
Golden Star Resources	Director	February 2014	January 2022
Lomiko Metals Inc.	Director	December 2021	Present
Taseko Mines Limited	Director	September 2017	Present

Robert A. Dickinson, B.Sc., M.Sc. - Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is Chairman of Hunter Dickinson Inc. ("HDI") and Hunter Dickinson Services Inc. ("HDSI") as well as a director and member of the management team of a number of public companies associated with HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	September 2004	Present
Blackwolf Copper and Gold Ltd.	Director	November 2009	August 2020
Northcliff Resources Ltd.	Director	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Non-Executive Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	February 2019
	Chairman	November 2017	February 2018
	President and CEO	December 2017	February 2019
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P. Eng. - Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C. In 1983, he joined Teck Corporation's Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck's three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco's interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies, and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	April 2008	February 2016
Taseko Mines Limited	Director	July 2005	Present
	CEO	July 2005	June 2021
	President	July 2005	June 2019

Rita P. Maguire - Director Nominee

Rita Maguire is a practicing attorney in Phoenix, Arizona focusing her legal practice in the areas of water, environmental, mining and administrative law.  Ms. Maguire represents both public and private clients in legal matters involving regulatory compliance and permitting, water management and conservation, environmental litigation, and land use planning.  She has served as General Counsel for the Company's wholly owned subsidiary Florence Copper Inc. since 2014.

Ms. Maguire served as the founding President and CEO of the Arizona Center for Public Policy from 2002 until 2007, a nonpartisan public policy research center providing comprehensive and objective analysis of major policy issues in Arizona. Ms. Maguire served as Director of the Arizona Department of Water Resources from 1993 through 2001.  During her tenure as Director, Ms. Maguire represented the state's interests in the Colorado River Basin, was a key figure in the development of the Arizona Water Bank Authority, and played a central role in Indian water rights negotiations in Arizona.  As Deputy Chief of Staff for Governor Fife Symington from 1991 to 1993, Ms. Maguire oversaw the operation of ten Executive Branch agencies.  She began her career with Conoco Inc., now Conoco-Phillips, in the International Crude Oil Trading Department at its headquarters in Houston, Texas.

Ms. Maguire holds three degrees from Arizona State University: a Juris Doctorate received in 1988, a Masters in Business Administration received in 1979, and a Bachelor of Science received in 1977.  She was awarded an AV-Preeminent Rating by Martindale-Hubbell, and was awarded the Michael J. Brophy Distinguished Service Award by the Environmental Law and Natural Resources Section of the Arizona State Bar.  In 2001, Ms. Maguire was awarded the Outstanding Alumnus of the Sandra Day O'Connor College of Law.  Ms. Maguire is not, nor within the past five years has she been, an officer and/or director of any public companies.

Stuart McDonald, CPA, CA - President and CEO and Director

Mr. McDonald is a mining executive with over 25 years of experience in mining, corporate development, financial and management roles. He joined Taseko as Chief Financial Officer in 2013, was appointed President in June 2019, and CEO in July 2021. Prior to Taseko, he held a number of senior roles in the mining industry including CFO of Quadra FNX Mining Ltd. (and its predecessor Quadra Mining Ltd.), a mid-tier copper producer with five operating mines in Canada, Arizona, Nevada and Chile. He also held senior executive roles with Yukon Zinc Corp., and Cumberland Resources Ltd. prior to its acquisition by Agnico-Eagle Mines in 2007. Before joining the mining industry, he spent 10 years in public accounting with Deloitte & Touche and Ernst & Young. Mr. McDonald is a Chartered Professional Accountant and he holds a Bachelor of Commerce (Finance) degree from the University of British Columbia.

Mr. McDonald is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Chief Financial Officer	September 2013	June 2019
Taseko Mines Limited	President	June 2019	Present
Taseko Mines Limited	Chief Executive Officer	June 2021	Present
Taseko Mines Limited	Director	September 2021	Present

Mr. Peter C. Mitchell, CPA, CA - Director

Mr. Mitchell is a Chartered Professional Accountant with over 35 years of senior financial management experience in both public and private equity sponsored companies. Most recently, he was Senior Vice President and Chief Financial Officer of Coeur Mining, Inc., a precious metals producer operating mines throughout North America. Peter joined Coeur in 2013 and was responsible for investor relations, financial planning and analysis, financial reporting, information technology, tax and compliance, in addition to serving as a key team member on the Company's acquisition and divestiture team as well as leading all capital markets activity in multiple equity and debt financings. Previously, he held executive leadership positions in finance and operations with a variety of U.S. and Canadian companies, among them Taseko Mines Limited, Vatterott Education Centers, Von Hoffmann Corporation and Crown Packaging Ltd. He is currently a member of the Board of Directors of Stabilis Solutions Inc., Montage Gold Corp. and Northcliff Resources Ltd. where he is also the Audit Committee Chair. He earned a BA in Economics from Western University and an MBA in Finance from the University of British Columbia.

Mr. Mitchell is or, within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Coeur Mining Inc.	Senior Vice President and Chief Financial Officer	June 2013	December 2018
Northcliff Resources Ltd.	Director	June 2011	Present
Montage Gold Corporation	Director	September 2019	Present
Stabilis Solutions, Inc.	Director	July 2019	Present
Taseko Mines Limited	Director	June 2020	Present

Kenneth W. Pickering, P. Eng. - Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Enaex Chile	Director	May 2011	May 2018
Endeavour Silver Corp.	Director	August 2012	Present
Northern Dynasty Minerals Ltd.	Director	September 2013	Present
Taseko Mines Limited	Director	December 2018	Present
Teck Resources Limited	Director	March 2015	Present

Ronald W. Thiessen, CPA, CA - Chairman of the Board and Director

Mr. Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies, and focuses on directing corporate development and financing activities.

Mr. Thiessen is or, within the past five years, was an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	February 2019
	Chief Executive Officer	September 2000	February 2019
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	December 2017
	President and Chief Executive Officer	December 2011	December 2017
Taseko Mines Limited	Director	October 1993	Present
	Board Chairman	March 2006	Present

Director Information Table

	INDEPENDENT DIRECTORS
PLANNED COMMITTEE MEMBERSHIP	Anu Dhir	Robert Dickinson	Peter Mitchell	Kenneth Pickering	Ronald Thiessen	Russell Hallbauer	Stuart McDonald	Rita Maguire
Audit & Risk Committee	√		√		√
Nominating & Governance Committee	√	√	√
Compensation Committee	√		√	√
Environmental, Health & Safety Committee		√		√		√
ADDITIONAL INFORMATION
Director Since	2017	1991	2020	2018	1993	2005	2021	Nominee for 2022 AGM
2021 "For" Votes (%)	93.72	87.05	98.28	97.79	93.35	97.88	N/A	N/A
Other Public Company Boards	1	3	3	3	1	Nil	Nil	Nil

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for appointment as auditor of the Company, such appointment to be approved by ordinary resolution of the Shareholders.  KPMG LLP has been auditor of the Company since November 19, 1999.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the "Governance Manual"), most recently amended by the Board on March 29, 2019, a copy of which is available on the Company's website.  The Governance Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitor its business decisions, (ii) identify the principal risks and opportunities of the Company's business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring senior management and directors, and (iv) oversee the integrity of the Company's internal financial controls and management information systems.  In addition, the Governance Manual has written charters for each of its four standing committees. Further, the Governance Manual encourages but does not require continuing education for its directors and it contains a code of ethics and policies dealing with issuance of news releases and disclosure documents, as well as share trading black-outs.  The Governance Manual also provides director share ownership guidelines whereby an appropriate level of share ownership for each director represents a value which is equal to three times the base annual fees to be acquired over a period of not more than five years.  A copy of the Governance Manual is available for review at the Company's website (www.tasekomines.com).

Composition of the Board of Directors

The applicable corporate governance policies require that the Board determine the status of each director as independent or not, based on each director's interest in, or other relationship with, the Company.  The policies recommend that an exchange listed company's board of directors have a majority of directors who qualify as independent directors (as defined below).  The Board should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board, and the Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.  The Company's policies allow for retention of independent advisors for Board members when they consider it advisable.

Under securities regulations, an "independent" director is one who "has no direct or indirect material relationship" with the Company, which, in the view of the Board, could reasonably be expected to interfere with the exercise of a member's independent judgment.  Generally speaking, a director is considered independent if he or she is free from any employment, business or other relationship.  Other possible material relationships include, for example, having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company's external auditor.  An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, where any of the Company's current executive officers served at the same time on that entity's compensation committee, is deemed to have a material relationship, as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board is currently comprised of seven directors of whom five are determined by the Board to be "independent" directors:  Ms. Dhir and Messrs. Dickinson, Mitchell, Pickering and Thiessen. The two non-independent directors are Stuart McDonald, who is also the current President and Chief Executive Officer and Russell Hallbauer who is the former Chief Executive Officer of the Company.  Rita Maguire is also being put forth as a nominee for election as a director at the Meeting.  Based on her position as a director of a material subsidiary of the Company, and her ongoing relationship as counsel to Florence Copper Inc., the Board has determined that Ms. Maguire will not be considered an independent director of the Company.

The Articles of the Company and Section 122(3) of the BCA permit the Board to appoint additional directors between annual meetings, to a maximum of 1/3 of the number of directors elected at the last annual general meeting. Accordingly, Stuart McDonald was appointed director of the Company by the then current Board members on September 15, 2021.

The Board has established a Nominating and Governance Committee (the "NGC") to formalize the process of ensuring the retention and recruitment of high caliber directors and proper director succession planning.  The NGC currently consists of three independent directors: Anu Dhir (Chair), Robert Dickinson and Peter Mitchell.  The NGC recommends to the Board the nominees for election as director at the Meeting.

The Board meetings regularly include reviews of the effectiveness of senior management.  The Board is of the view that its communication policy among senior management, Board members and shareholders who make enquiries is good.  The Board has also established a practice of holding private meetings of the independent directors without non-independent directors and management present following regularly scheduled Board meetings.  The number of these meetings has not been recorded but it would be less than five in the financial year ended December 31, 2021.  The Board expects and encourages independent directors to bring up issues and concerns that they may have.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company's management.  The Board is satisfied with the integrity of the Company's internal control and financial management information systems.

Committees of the Board of Directors

Corporate governance policies require that (i) the audit committee of every board of directors must be composed only of independent directors, and the role of the audit committee must be specifically defined and include the responsibility for overseeing management's system of internal controls, (ii) the audit committee have direct access to the company's external auditor, and suggest that (iii) the compensation committee and the nominating and governance committee of the board of directors of a listed company be composed of all independent directors, and that other committees, generally be composed of at least a majority of independent directors, and (iv) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for development of the company's approach to governance issues.

As well as an Audit and Risk Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee and an Environmental, Health and Safety Committee.  The members of the Audit and Risk Committee are Peter Mitchell (Chair), Anu Dhir and Ronald Thiessen, all of whom are independent directors.  For further information concerning the Audit and Risk Committee, please see pages 99-101 and Appendix A of the Company's Annual Information Form filed under the Company's SEDAR profile on March 31, 2022.

Compensation Committee

The Board has established a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation, as well as the fiduciary oversight of the Company's non-executive employee compensation plans.  The Compensation Committee performs all duties relating to this mandate, including the annual review and recommendation to the Board on various forms of compensation and related program considerations, including director's pay for service on the Board and on other committees.  The Compensation Committee is also responsible for the grant of stock options and other equity based compensation, evaluation of the performance of Officers and the review of succession plans with the Chairman and Chief Executive Officer.  The Compensation Committee also recommends to the NGC the qualifications and criteria for membership on the Compensation Committee.

The Compensation Committee is currently composed of Kenneth Pickering (Chair), Peter Mitchell and Anu Dhir, all of whom are independent directors.  During the year ended December 31, 2021, the committee met four times.  As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in compensation-related matters for Officer and non-Officer personnel as well as the administration of equity-based compensation. Specifically:

• Mr. Pickering (Chair of the Compensation Committee) is a professional engineer and mining executive with 45 years' experience in the natural resources industry, building and operating major mining operations in Canada, Chile, Australia, Peru and the US.  Mr. Pickering is currently an international mining operations and project development private consultant.  Prior to this role he held a number of senior positions worldwide over a 39 year career with BHP Billiton Base Metals including President of Minera Escondida Ltda.  He is a graduate of the University of British Columbia (BASc) and AMP Harvard Business School.

• Ms. Dhir has a unique combination of business, operations and legal experience in the mining, oil and gas and technology sectors, and has held directorships with a number of different public companies.

• Mr. Peter Mitchell is a Chartered Professional Accountant with over 35 years of senior financial management experience in both public and private equity sponsored companies.  Most recently he was the Senior Vice President and Chief Financial Officer of Coeur Mining, Inc. in Chicago, Illinois until December 31, 2018.  Previously he held executive positions in finance and operations with a variety of US and Canadian companies, among them Taseko Mines Limited, Crown Packaging Ltd. and Von Hoffmann Corporation.

See disclosure under "Election of Directors - Biographical Information" for relevant education and experience of members of the Compensation Committee.

The Compensation Committee charter is included in the Governance Manual, and is available for viewing at the Company's website at www.tasekomines.com.

Nominating and Governance Committee

The NGC charter is included in the Governance Manual and is available for viewing at the Company's website at www.tasekomines.com.

The NGC is given the responsibility of developing and making recommendations to the Board concerning the Company's approach to corporate governance.  The NGC also assists members of the Board in carrying out their duties, and reviews with the Board the rules and policies applicable to governance of the Company to ensure the Company remains in full compliance with proper governance practices and that the Governance Manual is routinely updated.

The nominating function of the NGC is to evaluate and recommend to the Board the size of the Board and certain persons as nominees for the position of director of the Company.  However, the NGC does not set specific minimum qualifications for director positions.  Instead, the NGC believes that nominations for election or re-election to the Board should be based on the Company's needs after taking into account the current composition of the Board.  When evaluating candidates annually for nomination for election, the NGC considers each individual's skills, the overall diversity needs of the Board (skills mix, age profiles, gender, and work and life experience) and independence and time availability.  The NGC seeks to achieve for the Board a balance of industry and business knowledge and experience, including expertise in the mining industry, in regulatory and public policy issues, in management and operations and in transactional situations as well as independence, financial expertise, public company experience, sound judgment and reputation.

Board Diversity

The NGC takes the view that a diverse Board offers depth of perspective and enhances Board operations.  The NGC strives to identify the candidates with the ability to strengthen the Board.  The NGC does not specifically define diversity, but considers diversity of experience, education, gender, and ethnicity as part of its overall annual evaluation of director nominees.

The Board appreciates that women have been under-represented on Canadian boards, and the Company believes that enhancing gender diversity will strengthen the Board.  When assessing Board composition or identifying suitable candidates for appointment or election to the Board, the Company will consider candidates against objective criteria having due regard to the benefits of diversity and the needs of the Board.  Currently, there is one female director on the Board. A second, highly qualified female has been put forward as a nominee for election as a director at the Meeting.

The Company has adopted an express policy specifically addressing diversity.  The Company's Board Diversity Policy is contained in the Governance Manual posted on the Company's website and is available for viewing at www.tasekomines.com.

Director Term Limits

The Company has not set mandatory age or term limits for its directors or senior officers as it focuses on measurable performance rather than employing arbitrary age thresholds.

The Company's code of ethics as set out in the Governance Manual, provides a framework for undertaking ethical conduct in employment.  Under its Code of Ethics, the Company will not tolerate any form of discrimination or harassment in the workplace.  The Company also has whistleblower policies to monitor these issues.

The Company also has formal procedures and whistleblower policies for assessing the effectiveness of Board committees as well as the Board as a whole.  This function is carried out annually by/or under supervision of the NGC and those evaluations and assessments are then provided to the Board.

Environmental, Health and Safety Committee

The Board has established an Environmental, Health and Safety Committee consisting of Kenneth Pickering (Chair), Robert A. Dickinson and Russell Hallbauer.  The Environmental, Health and Safety Committee Charter is included in the Governance Manual and is available for viewing at the Company's website at www.tasekomines.com.  The Environmental, Health and Safety Committee reviews and monitors environmental, health and safety issues relevant to the Company.

Board Determines Responsibilities of Senior Officer and Board Positions

Good governance policies require the board of directors of a listed company, together with its chief executive officer, to develop position descriptions for the chair of each Board committee, for the Chairman of the Board, and for the chief executive officer, including the definition of limits to management's responsibilities.  Any responsibility, which is not delegated to senior management or to a Committee of the Board remains with the full Board.  The Board has approved written position descriptions for the Chairman of the Board and the Chairperson of each Board Committee.

The Board generally requires that all material transactions (including those in excess of $5 million) receive prior Board approval.  In this regard, virtually all financing transactions are considered material to the Company.  Any property acquisitions and significant exploration programs in excess of $5 million must also receive approval of the plenary Board or a duly authorized Board Committee.  The Governance Manual includes provisions that deal with these and other related items.

Governance Policies for Board of Directors and Directors' Attendance at Meetings

Good governance policies require that (i) the board of directors of every listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) the board of every listed company review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

As noted above, the NGC has developed a formal procedure for assessing and evaluating effectiveness of committees as well as the Board as a whole and is of the view that the Board operates in an effective and legally compliant manner.  This function is carried out annually.

The following table sets forth the record of attendance of Board and committee meetings by the Directors for the fiscal year ended December 31, 2021:

Director	Board Meetings	Audit and Risk Committee	Nominating and Governance Committee	Compensation Committee	Environmental Health and Safety Committee(2)
Anu Dhir	4 of 4	4 of 4	3 of 3	4 of 4	N/A
Robert A. Dickinson	4 of 4	N/A	3 of 3	N/A	Nil
Russell E. Hallbauer	4 of 4	N/A	N/A	N/A	Nil
Stuart McDonald(1)	1 of 1	N/A	N/A	N/A	N/A
Peter Mitchell	4 of 4	4 of 4	3 of 3	4 of 4	N/A
Kenneth Pickering	4 of 4	N/A	N/A	4 of 4	Nil
Ronald W. Thiessen	4 of 4	4 of 4	N/A	N/A	N/A

Notes:

(1) Stuart McDonald was appointed as a director on September 15, 2021. One Board meeting was held thereafter.

(2) While no meetings of the Environmental, Health and Safety Committee took place, the Committee and in particular Mr. Pickering, the Chair, did actively monitor and oversee the Company's environmental, health and safety performance in 2021.

Other Directorships

See "Biographical Information" under "Election of Directors" above in this Information Circular for details of other reporting issuers of which each director is currently a director or officer.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's properties, business, technology and industry and on the responsibilities of directors. Board meetings also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

Ethical Business Conduct

The Board has adopted what it considers a "best practices" ethical conduct policy, which is included in the Governance Manual and is available on the Company's website.  The Board has implemented an annual procedure whereby directors, senior officers and department heads within the Company sign off on, and certify that they have read and understand the Company's Code of Ethics and that they are unaware of any violations thereof.  Each department head would ensure that the Code of Ethics is complied with within his or her department.

Shareholder Engagement

The Board believes that regular and constructive engagement between the Board and the Company's shareholders on governance matters is of primary importance.  Accordingly, the Board has adopted a Policy on Engagement with Shareholders on Governance Matters reflecting the foregoing, a copy of which is attached as Appendix 12 to the Manual and is available for viewing at the Company's website at www.tasekomines.com.

Say-on-Pay Policy

As part of its shareholder engagement efforts, the Company has included provisions in its Governance Manual, a copy of which is available on the Company's website, that provide for:

• a "Say-on-Pay" advisory vote at each annual meeting.  See "Particulars of Matters to be Acted Upon - Advisory Resolution on the Company's Approach to Executive Compensation (Say-on-Pay)"; and

• a Say-on-Pay Policy.

The Board believes that Shareholders should have the opportunity to not only fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions but to also have an annual advisory vote on such approach to executive compensation.  The purpose of the Say-on-Pay advisory vote is to provide appropriate director accountability to the Shareholders for the Board's compensation decisions.  The vote will be an advisory vote and the directors will remain fully responsible for their compensation decisions and will not be relieved of those responsibilities by a positive advisory vote.

A full copy of the Company's Say-on-Pay Policy is included in Appendix 11 to the Governance Manual, on the Company's website at www.tasekomines.com.

See "Particulars of Matters to be Acted Upon" for more information on the Say-on-Pay Policy.

Environmental, Social and Governance Report

ESG Oversight

The Company's commitment to environmental, social, and governance ("ESG") principles starts at the Board level. Our Board of Directors is responsible for overseeing overall management and integration of ESG matters throughout the Company. This includes overseeing sustainability strategies and monitoring the practices of the Company relating to health and safety, the environment, community and indigenous relations, and corporate governance.  The Board's goal is to ensure we operate as a sustainable business, optimizing financial returns while effectively managing risk. ESG governance, risk oversight and disclosure are regular topics of discussion at Board and Committee meetings.

ESG is a cross-functional discipline encompassing a wide range of issues, and thus different aspects of our ESG performance fall under each of our Board Committees and management. The Board and its Committees work together with management to identify ESG issues most pertinent to the Company's business and its key stakeholders, and to help develop the policies and processes to integrate ESG into the Company's long-term strategy and risk management responsibilities.

Oversight of governance-related principles, policies and programs and compliance with the Code of Conduct is the responsibility of the Nominating and Governance Committee, which is also responsible for ensuring that the Board consists of persons with sufficiently diverse and independent backgrounds. In addition to oversight responsibility for the Company's annual financial statements and audits, the Audit and Risk Committee ensures that financial risks, compliance matters and any transactions between the Company and related parties are properly managed and addressed. The Compensation Committee oversees the goals and objectives associated with the Company's compensation programs and oversight of the annual corporate goals and objectives under incentive compensation plans. The Environmental, Health and Safety Committee is responsible for, among other things, overseeing the Company's key environmental policies and monitoring the employee health and safety policies.

Furthermore, management regularly reports to the Board on issues related to stakeholder engagement, particularly with respect to relationships with local communities and Indigenous peoples

The Company's approach to ESG reporting continues to grow and evolve in line with the needs, demands and expectations of its shareholders, regulators and stakeholders. In 2021, Taseko management conducted a comprehensive review of the Company's ESG approach and reporting methodology, evaluating both industry-wide best practices and the evolving landscape of related institutions and reporting frameworks.  The findings of this comprehensive review were presented to the Board of Directors, along with a series of recommendations to guide the Company's ESG approach in 2022 and beyond.  The Board of Directors adopted the following recommendations as a result of the review:

  to report Taseko's 2021 ESG/sustainability performance against the Sustainability Accounting Standards Board's (SASB) 'Disclosure Topics for Metals & Mining';

  to set and disclose long-term measurable corporate goals and targets across key ESG components; and,

  to incrementally integrate sustainability and ESG considerations into the Company's operational and business planning, by incorporating sustainability goals, targets and performance measures into our business strategy and systems.

As the Company advances toward the construction and commercial operation of its Florence Copper project in Arizona, Taseko's annual ESG report will expand to consider enterprise-wide sustainability performance. Given the unique attributes of the 'in-situ copper recovery' (ISCR) process to be employed at Florence, the Company expects substantial enhancements to its enterprise-wide performance against key environmental and social criteria.

Florence is expected to be among the world's greenest copper producers, with water, energy and carbon intensity per unit of production forecast to be 93%, 71% and 83% lower (respectively) than conventional open-pit copper mines. It is also expected to support ~800 well-paid jobs in the State of Arizona, while generating hundreds of millions of dollars in state and local taxes, among other economic and social benefits, over a 21-year mine life.

ESG Report

On May 11, 2020, the Company announced that it had published its first Environmental, Social and Governance Report, titled "Our Contribution to Society".  The report is an examination of the Company's sustainable performance, with specific details for 2017, 2018 and 2019. The Company has now published its 2021 report entitled "Sustainability, Our Low Carbon Future: Environment, Social and Governance Report, April, 2021".

The reports can be viewed and downloaded at www.tasekomines.com/our-contribution.

COMPENSATION DISCUSSION & ANALYSIS

Compensation Philosophy and Objectives

Our executive compensation program is designed to achieve the following objectives:

1. Attract and retain talented and highly-qualified executives with the skills and experience to effectively execute the Company's business plan.	The compensation program is structured to be competitive against mining companies of similar size and similar geographical and operational scope and complexity, to ensure that total compensation opportunity is sufficient to attract and retain qualified executives.

2. Motivate superior short- and long-term corporate and individual performance.	While the total compensation opportunity provided by our program is competitive, the large percentage of each executive's compensation package that is variable (or 'at risk' - see pay mix exhibits below) ensures that actual compensation received is contingent upon the achievement of various short-term and long-term targets and milestones that are linked to the Company's operational and strategic objectives.

3. Align the interests of executives with those of Shareholders	Short-term cash incentives within the compensation program are tied to objectives within the Company's strategic plan and therefore aligned with the longer-term interests of shareholders. The large percentage of each executive's compensation package that is delivered via long-term, equity-based awards - as well as our share ownership requirements - ensures that a large component of our executive's compensation is directly aligned over the medium- and longer-term with the Company's Shareholders.

NEO Target Pay Mix

COMPENSATION GOVERNANCE AND RISK MANAGEMENT

The Compensation Committee incorporates risk management principles into its decision-making processes surrounding executive compensation and periodically conducts reviews to consider whether the Company's compensation policies encourage risk taking by the Company. In considering the risks associated with the Company's compensation policies and practices, the nature of the Company's business, and the roles of the Board in overseeing the Company's strategic direction and the Compensation Committee in overseeing the Company's executive compensation program in relation to that strategic direction, the Compensation Committee has concluded that the risks inherent in the Company's compensation policies and practices are unlikely to have a materially adverse effect on the Company. The following table summarizes our compensation governance and risk management practices with detailed descriptions following.

What We Do
Benchmark to industry peers. We benchmark executive and director compensation levels against a group of mining industry peers of similar size and complexity to ensure compensation is fair and competitive with the market.
We target compensation near market median. The Compensation Committee targets executive compensation near the median levels of our peer group, for target levels of performance.
We align executive and shareholder interests. Executives and directors are required to own Common Shares of the Company to align interests with those of our shareholders. In addition to our Share Ownership Policy, a significant component (~40%) of each executive's compensation is delivered by way of long-term, equity-based incentives. Performance Share Units, which require the achievement of multiple performance hurdles prior to vesting with the executive, comprise roughly half of our executives' equity incentive awards.
Pay for Performance. A significant portion (70%) of our CEO's 2021 total direct compensation is at-risk (subject to short- and long-term performance conditions) while between 55% and 60% of our other executives' pay is at-risk, highlighting the correlation between pay and performance.

What We Do
Cap the value of incentive payouts. Payouts under the Annual Performance Incentive cannot exceed 150% of target thereby mitigating the risk of excessive risk taking or unsustainable operational or financial performance to achieve windfall annual incentive awards and also ensure preservation of the Company’s capital.
Use informed judgement. The Compensation Committee and the Board retain discretion to adjust individual performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company in light of developments during the year. Discretion may also be exercised to increase or decrease payout levels under the API program following a holistic assessment of the Company's performance, ensuring appropriate pay-for-performance alignment and providing the flexibility to make reasonable exceptions when necessary.
Have a compensation clawback policy. The Board can recoup incentive payments made to company executives where such incentives were awarded or earned based on results that were subsequently restated or in the case of material misconduct or substantial error.
Retain an independent compensation advisor. The Compensation Committee retains its own independent compensation advisor with the skills and experience to advise on all matters within the Committee's mandate and to ensure Committee members stay current with evolving market practices and stakeholder guidance.
Provide shareholders with a 'Say-on-Pay'. We conduct an advisory vote at each annual meeting.

What We Don't Do
x Benchmark compensation every year. While important to ensure our compensation programs remain fair and competitive with the market, benchmarking compensation annually, or in the absence of structural change may artificially escalate compensation levels.
x Re-price. We do not re-price or otherwise exchange equity incentives when previously-granted awards lose value.
x Allow hedging of Taseko securities by executives or directors.
x No granting of loans to executives or directors

Hedging Policy

The Company has a restriction on executive officers and directors regarding the hedging of the Company's share price through the use of financial instruments (for example, but not limited to: prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that may hedge or offset a change in market value of company securities held, directly or indirectly, by the officer or director.  To the Company's knowledge, no officer or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of stock options granted as compensation or equity securities held during the year ended December 31, 2021.

Compensation Clawback Policy

The Board has approved a compensation clawback policy that  will require employees, officers and directors to reimburse, in all appropriate cases, any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to the employee, officer or director and any non-vested equity based awards previously granted to the employee, officer or director (collectively "Incentive Compensation") if:

(a) the amount of the Incentive Compensation was calculated based upon the achievement of certain financial results that were subsequently, during the previous three-year period, the subject of a material restatement or the correction of a material error;

(b) the employee, officer or director engaged in intentional misconduct that caused or partially caused the need for the material restatement or caused or partially caused the material error; and

(c) the amount of the Incentive Compensation that would have been awarded to the employee, officer or director, if the financial results had been properly reported and amount actually awarded would have been lower.

Executive Share Ownership Policy

The Board has approved share ownership targets for the Company's executive officers as follows:

Participant	Target Ownership Level
CEO	3 times base salary
Other Executive Officers upon recommendation by the CEO, as approved by the Compensation Committee	1 times base salary
Other Executives, as determined by the CEO	0.5 times base salary.

Common Shares, and any other fully vested share awards (excluding options, share appreciation rights and similar leveraged awards) and 50% of PSUs are counted towards share ownership requirements.  For purposes of this policy, Common Shares, vested share awards and PSUs held by executives are valued at the higher of value at the time of award or acquisition and current market value.

Executives must retain their Common Shares, and invest 50% of the after-tax value of PSU redemptions and option exercises in Common Shares until the target ownership level is met.

Executive officers are expected to fulfill their ownership requirements within five years of becoming subject to the share ownership policy.

External Advice

In each of fiscal 2021 and 2020, the Compensation Committee engaged Lane Caputo Compensation Inc. ("Lane Caputo") to provide independent, third party compensation advice regarding appropriate compensation levels and practices for the company's senior executive team (including the Named Executive Officers (NEOs) and directors, the review of key performance indicators and performance multipliers under the Company's API and PSU Plan and to assist and advise on succession planning activities for key senior management.  The following table discloses fees paid to Lane Caputo for such services.

Activity	2021	2020
Executive & Board Compensation Consulting Fees	$71,290	$50,853
All Other Fees	Nil	Nil
TOTAL FEES	$71,290	$50,853

Benchmarking

In order to benchmark the compensation arrangements of Taseko's executive team during its 2021 review of executive compensation, Lane Caputo developed a peer group of publicly-traded mining companies with similar operations and in similar stages of development (i.e. all with at least one producing mine and other projects in various stages of development).  Special attention was paid to those companies mining base metals and who had their common shares listed on both the TSX and the NYSE American stock exchange.  This peer group, (the "Compensation Peer Group"), is revisited from time to time by both Lane Caputo and the Compensation Committee to ensure continued comparability to Taseko.

The Compensation Peer Group used for the review of the Company's compensation arrangements in 2021, was comprised of the following 14 companies:

  Argonaut Gold
  Ero Copper Corp.
  Torex Gold Resources Inc.
  Aurelia Metals Ltd.
  Hudbay Minerals Inc.
  Trevali Mining Corp.
  Capstone Copper Corp.
  Imperial Metals Corp.
  Victoria Gold Corp.
  Copper Mountain Mining
  Sandfire Resources Ltd.
  Wesdome Gold Mines Ltd.
  Endeavour Silver Corp.
  Sherritt International Corp.

The following exhibit illustrates Taseko's relative positioning in respect of market capitalization, enterprise value and revenues versus the Compensation Peer Group.

Peer Group Statistics	Annual Revenue	Market Capitalization	Enterprise Value
25th Percentile	$286,293,658	$529,714,503	$509,210,648
50th Percentile	$480,649,580	$902,285,275	$926,262,475
75th Percentile	$770,610,273	$1,705,031,580	$1,638,754,215
Taseko Mines Ltd.	$433,278,000	$738,286,100	$1,036,290,100

The Compensation Committee believes that these companies are appropriate for benchmarking executive compensation because Taseko competes with these companies for executive talent.  However, many of these peers may not be appropriate for other purposes, such as comparing share price performance given that Taseko's Common Share price is closely tied to the price of copper while many of the above peers are tied to precious metals prices.  In order to benchmark share price performance for the purposes of that component of the API that relates to Relative Total Shareholder Return ("RTSR") and the vesting of the Company's PSUs, the vesting of which is also linked to RTSR, Taseko utilizes a peer group of base metals producers against which the Company competes for investment dollars (the "Performance Peer Group") - please see "2021 Performance Share Unit Awards" below for more information regarding the Performance Peer Group.

Elements of Compensation

The philosophy and objectives of the compensation program are delivered via the following elements of compensation.

Compensation Element	Form of Payment	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.

Executives are paid salaries commensurate with those offered by companies in our Compensation Peer Group, with base salaries targeted at the median values of this peer group.  In determining the salary levels of the executives, the Compensation Committee also considers each incumbent's experience in the role, internal relativity and individual performance.

Annual Performance Incentive ("API")	Cash	To recognize short-term (typically annual) efforts and milestone achievement that are aligned with the long-term success of the Company.

The executive officers of the Company have an opportunity to earn annual performance incentive compensation based on corporate and individual performance within the context of the overall performance of the Company.  The API provides for cash payments when pre-determined corporate and individual objectives are met or exceeded.  While the elements that comprise the corporate component of the Annual Performance Incentive are the same for each senior executive officer, the individual component contains elements that are relevant and pertain directly to the specific role and responsibilities of each senior executive officer.

The range of payment under the API for individual and corporate performance in the year is from 0% - 150% of each executive's target incentive level.

Share Option Plan ("Option Plan")	Common Shares

The Option Plan is designed to promote the long-term success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promoting greater alignment of interests between executives and Shareholders in the creation of long-term shareholder value.

Under the Company's Option Plan, grants of Options are typically made upon the commencement of an executive's employment with the Company and on an annual basis thereafter at the discretion of the Board. Grants of options are determined by the individual's level in the Company, contribution to corporate performance and the overall competitiveness of the executive compensation package. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the market price at the time of grant. The Board also has the discretion to determine the term of Options, which is not to exceed 5 years

Compensation Element	Form of Payment	Purpose of Element	Determination
Performance Share Unit Plan ("PSU Plan")	Common Shares or cash

Designed to motivate and reward executives to excel against specific operational, financial, strategic and shareholder return targets, often on a relative basis versus relevant indices or peer groups, over successive three-year performance cycles.

Under the PSU Plan, each PSU awarded conditionally entitles the participant to receive one (1) Common Share (or the cash equivalent) upon attaining PSU vesting criteria over a performance period (typically three years). PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period. The number actually vesting will be in a range of 0-250% of the number awarded, based on the Compensation Committee's determination of actual performance against these pre-established targets and milestones. The number of PSUs, in conjunction with the number of Options awarded on an annual basis, is determined by the Compensation Committee annually, based upon the overall competitiveness of the compensation program versus peers, the number of outstanding awards on both an individual and aggregate basis and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards.

2021 Compensation Decisions

2021 Annual Performance Incentive Plan

The following target incentive levels and weightings were used in 2021 in determining the API payments for the Company's NEOs.

Executive Officer	2021 Target Incentive (% of Salary)	WEIGHTINGS BY COMPONENT
		Corporate Goals	Individual Goals
Stuart McDonald	100%	80%	20%
Richard Tremblay	50%	60%	40%
Bryce Hamming	50%	60%	40%
Robert Rotzinger	40%	50%	50%

The following table provides an overview of the 2021 corporate goals, and performance against those goals, for the purposes of the API.  As the table below shows, operational and financial goals were slightly below target, and the Florence project construction decision was deferred due to delays in receiving final project permits. However, ESG performance was at, or above target for 2021 and importantly Taseko's Total Shareholder Return in 2021 was 64%, positioning share price performance at the 71st percentile of the Performance Peer Group.

Metric	Measurement	2021 Goal	2021 Actual	Weighting	Achievement (% of Target)
Operational	Annual copper production vs. forecast	119 million lbs	112 million lbs	20%	85%
Financial	All-In Sustaining costs (AISC) vs. forecast (normalized for Forex)	$2.46/lb	$2.64/lb	20%	75%
Environment, Social & Governance	Annual safety performance (MA/LTI frequency)	3.0	3.06	10%	100%
	Major spills and non-compliant events	2.0	0	10%	150%
Project Development	Positive production decision for Florence commercial facility	Q4 2021	Deferred	20%	50%
Shareholder	Relative Total Shareholder Return(1)	50th Percentile	71st Percentile	20%	142%

Note:

(1) Relative to Performance Peer Group.

After reviewing the actual performance for 2021 versus the corporate performance goals set at the beginning of the fiscal year, the Compensation Committee determined that a final score of 95.4% of target was attributable to the corporate component of the API calculations.

Individual Performance Goals

The following tables provide an overview of the individual performance goals for each NEO for the 2021 fiscal year.  All goals had target and threshold completion dates within the 2021 calendar year, which were then used, in part, by the Compensation Committee to determine the level of achievement of each goal.

Stuart McDonald President & Chief Executive Officer	As CEO, Mr. McDonald is responsible for our overall executive leadership and together with the Board develops the Company's strategic plan and implements it. This includes overall responsibility for operating and growing the business while managing risk to create long-term sustainable shareholder value.
Measurement	Weighting
Ensure financing and permits in place to allow for a positive construction decision at Florence	33%
Advance discussions with Province/TNG, through the facilitated process, to seek a positive resolution to New Prosperity conflict	33%
Improve relationships with First Nations communities at Yellowhead to facilitate a successful EA process	33%

Bryce Hamming Chief Financial Officer	As CFO, Mr. Hamming is responsible for periodic financial reporting, managing working capital requirements and completing financings, managing the financial risks of the Company, financial forecasting and maintenance of internal controls.
Measurement	Weighting
Execute bond refinancing strategy to refinance $250M and provide Florence funding	33.3%
Ensure sufficient working capital for Florence construction using hedging strategy, reclamation funding and bank credit facility	33.3%
Implement an effective cost control system for the Florence construction project	33.3%

Richard Tremblay Senior Vice President, Operations	As Senior Vice President, Operations, Mr. Tremblay is responsible for all activities related to the operation of the Company's Gibraltar Mine and Florence Copper Project, as well as engineering and technical services, and all environmental permitting initiatives for the Company's development projects.
Measurement	Weighting
Secure final UIC permit for Florence project	25%
Advance exploration work at Gibraltar and convert resources to reserves	25%
Develop strategy for Gibraltar Fraser River discharge and initiate permitting process	25%
Complete project description for Yellowhead Project with support from First Nation	25%

Robert Rotzinger Vice President Capital Projects	As Vice President Capital Projects, Mr. Rotzinger is responsible for all major future capital projects undertaken by Taseko including Florence Copper and Yellowhead.
Measurement	Weighting
Complete detailed engineering of Florence commercial plant	25%
Establish project control system and reporting structure for Florence construction	25%
Produce project plan and capital cost estimate for Gibraltar In-Pit Crusher relocation	25%
Ensure industry input and appropriate outcome flow from BC Government Reclamation Security Bonding Policy	25%

2021 Performance Share Unit Awards

The PSUs awarded to executives in 2021 vest on the third anniversary of the date of grant contingent upon Taseko's Relative Total shareholder Return (RTSR) against a peer group of base metals producers that the Company competes with for investment dollars (the "Performance Peer Group"), as follows:

Performance Level	Performance Achieved	PSU Vesting
Maximum	RTSR at 90th percentile	250%
Above Target	RTSR at 75th percentile	175%
Target	RTSR at 50th percentile	100%
Below Threshold	RTSR below 25th percentile	0%

Linear interpolation is applied to determine percentage PSU vesting for RTSR performance between the performance achievement levels shown in the table above.

The Performance Peer Group is comprised of the following companies:

Amerigo Resources Ltd;	Hudbay Minerals Ltd.	Teck Resources Ltd.
Capstone Copper Corp.	Imperial Metals Corp.	Turquoise Hill Resources Ltd.
Copper Mountain Mining Corp.	Lundin Mining Corp.
First Quantum Minerals Ltd.	Sherritt International Corp.

Performance Graph

The following graph compares the total cumulative Shareholder return, including dividend reinvestment, for $100 invested in Common Shares of the Company on the TSX for the past five years versus the cumulative total shareholder return for the S&P Metals & Mining Select Industry Index and the S&P/TSX Global Base Metals Index.

Executive Compensation Alignment with Shareholder Value

The Company's compensation strategy is designed to pay for performance and includes the following philosophical concepts:

  base salary levels are not dependent on share performance; they are determined by internal relativity, individual performance and peer group compensation practices;

  the payment of annual performance incentive is based on the achievement of operational objectives that are intended to drive overall Company performance, with a portion of the API tracking annual shareholder return performance to still allow consideration of short-term shareholder value; and

  the number and value of stock options and PSUs awarded to our executives are based on market competitive levels for such awards.  The value realized from these equity-based incentives is entirely dependent on Taseko's share price performance, creating alignment between executive compensation and Shareholder experience.

As the payment of salary and annual incentive awards are not typically linked to share price performance, we do not expect there to be a direct correlation between total shareholder return and total cash compensation (salary plus API) in a given period.  The value of stock options and PSUs, however, are directly linked to total shareholder return and are designed to constitute a significant portion of our executives' total compensation.

NEO Equity-based Compensation
5-Year Reported Equity Incentive Value vs Realizable Value

As seen in the chart above, the strong performance of the Company's Common Share price in 2017, 2020 and 2021 drove the year-end realizable value (blue bars) of the equity incentives granted to the NEOs above the originally-awarded value (gold bars) at the beginning of the year.  Conversely, the decline in the price of the Company's Common Shares over 2018 and 2019 resulted in the value of granted equity incentives in those years declining significantly from the reported value at time of grant. The heavy weighting of equity incentives within the NEOs' total compensation mix ensures a strong linkage between shareholders' experience and the value of the equity incentives held by the Company's NEOs.

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COMPENSATION OF NAMED EXECUTIVE OFFICERS

Named Executive Officers

In this Circular a "Named Executive Officer" ("NEO") of the Company is an officer or employee of the Company who is:

(a) the Chief Executive Officer ("CEO");

(b) the Chief Financial Officer ("CFO");

(c) one or each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2021.

The following section sets out the compensation paid to the Company's NEOs in the last three fiscal years and summarizes executive contract provisions and related information. For the year ended December 31, 2021, our NEOs were:

• Stuart McDonald - President and CEO ("CEO")

• Bryce Hamming - Chief Financial Officer ("CFO")

• Richard Tremblay - Senior Vice President of Operations ("Senior VP Operations")

• Robert Rotzinger - Vice President, Capital Projects ("VP Capital Projects")

• Russell E. Hallbauer - Former Chief Executive Officer ("Former CEO")

• John W. McManus - Former Chief Operating Officer ("Former COO")

The Compensation Committee provides oversight of the executive compensation program on behalf of the Board. The Compensation Committee is responsible to review, on an annual basis, the compensation paid to the Company's executive officers and directors; to review performance of the Company's executive officers; to make recommendations on officer and director compensation to the Board; and to administer the Stock Option Plan and Performance Share Unit Plan.  See "Committees of the Board of Directors - Compensation Committee" above for more information about the role of the Compensation Committee.

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Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the last three fiscal years ended December 31, 2021, 2020 and 2019.

Name and principal position	Year	Salary	Share- based awards	Option- based awards(1)	Non-equity incentive plan compensation		Pension value(2)	All Other Compensation(3)	Total Compensation
					Annual incentive plan	Long-term incentive plans
		($)	($)	($)	($)	($)	($)	($)	($)
Stuart McDonald(4) President & CEO	2021	500,000	316,000	349,434	473,500	Nil	112,608	Nil	1,751,542
	2020	425,000	243,000	Nil	393,040	Nil	54,000	Nil	1,115,040
	2019	406,380	131,625	233,164	350,200	Nil	54,000	38,599	1,213,968
Russell E. Hallbauer(4),(6) Former CEO	2021	426,942	Nil	Nil	Nil	Nil	1,880,518	Nil	2,307,460
	2020	681,064	522,000	306,436	917,218	Nil	343,857	Nil	2,770,575
	2019	672,656	263,250	287,331	874,453	Nil	343,857	70,181	2,511,728
Bryce Hamming(4) CFO	2021	310,000	142,200	157,245	166,160	Nil	54,540	Nil	830,145
	2020	285,000	121,500	Nil	131,271	Nil	Nil	Nil	537,771
	2019	200,208	Nil	73,323	87,100	Nil	Nil	Nil	360,631
John W. McManus(5),(7) Former COO	2021	236,066	Nil	Nil	Nil	Nil	128,123	236,065	600,254
	2020	472,131	121,500	Nil	423,785	Nil	128,123	Nil	1,145,539
	2019	458,380	131,625	214,257	455,629	Nil	128,123	42,108	1,430,122
Richard Tremblay(5) Senior VP Operations	2021	333,125	142,200	157,245	153,571	Nil	162,902	Nil	949,043
	2020	317,500	36,000	Nil	125,255	Nil	162,902	Nil	641,657
	2019	304,635	Nil	95,032	117,500	Nil	81,451	Nil	598,618
Robert Rotzinger VP Capital Projects	2021	330,054	118,500	131,038	120,800	Nil	57,215	Nil	757,607
	2020	322,004	36,000	Nil	136,208	Nil	22,350	Nil	516,562
	2019	312,625	39,000	101,666	143,808	Nil	22,350	Nil	619,449

Notes:

(1) For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected term of the stock option (5 years), expected forfeiture rate (0%), expected volatility of the Company's common share price (67%), expected dividend yield (0%), and risk-free interest rate (0.4%).

(2) The amounts reported reflect the Company's contributions to the retirement compensation arrangement trust accounts. An equal amount is remitted to a refundable tax account for each participant held with the Canada Revenue Agency. The accumulated values are subject to graded vesting conditions dependent on the years of service with the Company, as outlined in the terms of the plan. . For Mr. Tremblay contributions are to an Insured Retirement Program.

(3) Amounts reflect the incremental value that was received by the NEOs as a result of the increase in the Company share price with respect to the Deferred API PSUs. These Deferred API PSUs were cash settled as they vested in each of the years with amounts reported representing the incremental value received. For 2020, the amount settled was lower than what was reported in the grant year due to a lower than anticipated performance factor.

(4) On June 13, 2019 Stuart McDonald was promoted to the role of President, and Russell Hallbauer, previously President and CEO, remained as CEO of the Company until June 30, 2021, when Stuart McDonald was appointed as CEO. Bryce Hamming was appointed CFO of the Company on June 13, 2019.

(5) On June 30, 2021 John McManus retired as COO of the Company and Richard Tremblay, previously Vice President Operations, was promoted to Senior Vice-President of Operations.

(6) Reported 2021 salary for Mr. Hallbauer represents $344,736 of salary and $82,206 of accrued vacation.

(7) The value of other compensation represents consulting fees paid to Mr. McManus after his retirement for advisory services related to the Company's succession plan.

Incentive Plan Awards - Option-Based and Share-Based Awards

The following table sets out all option-based and share-based awards outstanding as at December 31, 2021, for each NEO:

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1) ($)	Market or payout value of vested share based awards not paid out or distributed(2) ($)
Stuart McDonald President and CEO	10,600	1.25	01/06/2022	14,310	168,750	438,750	Nil
	125,000	2.86	01/02/2023	Nil	337,500	877,500
	281,250	0.78	01/10/2024	511,875	200,000	520,000
	300,000	0.69	05/29/2024	573,000	-	-
	400,000	1.58	02/01/2026	408,000	-	-
Bryce Hamming CFO	26,000	0.78	01/10/2024	47,320	168,750	438,750	Nil
	100,000	0.69	05/29/2024	191,000	90,000	234,000
	180,000	1.58	02/01/2026	183,600	-	-
Richard Tremblay Senior VP Operations	30,000	0.78	01/10/2024	54,600	50,000	130,000	Nil
	25,000	0.69	05/29/2024	47,750	90,000	234,000
	180,000	1.58	02/01/2026	183,600	-	-
John McManus Former COO	125,000	2.86	01/02/2023	Nil	168,750	438,750	Nil
	281,250	0.78	01/10/2024	511,875	168,750	438,750
	175,000	0.69	05/29/2024	334,250	-	-
Robert Rotzinger VP Capital Projects	75,000	2.86	01/02/2023	Nil	50,000	130,000	Nil
	150,000	0.78	01/10/2024	273,000	50,000	130,000
	100,000	0.69	05/29/2024	191,000	75,000	195,000
	150,000	1.58	02/01/2026	153,000	-	-

Notes:

(1) Calculated based on the closing price of the Common Shares at December 31, 2021 multiplied by the number of notional Common Shares underlying such Awards. For Performance Awards, calculated based on the closing price of the Common Shares at December 31, 2021 multiplied by the number of notional Common Shares underlying such Awards assuming a payout multiplier of 1.0.

(2) All Awards are paid out upon vesting and as such there are no outstanding Awards that have vested.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out all incentive plan values vested (or earned) during the twelve months ended December 31, 2021, for each NEO:

Named Executive Officer	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year(2) ($)
Stuart McDonald	348,833	31,875	473,500
Bryce Hamming	138,120	Nil	166,160
Richard Tremblay	155,800	Nil	153,571
John McManus	289,166	31,875	Nil
Robert Rotzinger	136,666	10,625	120,800

Notes:

(1) These amounts reflect the aggregate dollar value that would have been realized if all stock options that vested in 2021 were exercised on the applicable vesting date.

(2) These amounts are API awards paid for performance in 2021.

Pension Plan Benefits

The Company has established retirement compensation arrangements to provide benefits to Messrs.  McDonald, Hamming, Tremblay and Rotzinger on or after retirement as a means of facilitating a long-term commitment to the Company by each NEO, thereby ensuring a consistent senior technical team to drive the Company's projects forward.

The Taseko RCA Trusts ("RCA Trusts") are registered defined contribution pension plans under the Income Tax Act (Canada) established for the benefit of Messrs. McDonald, Hamming and Rotzinger.  The assets in the RCA Trusts are invested in accordance with the individual participants' election from the investment options offered by the RCA Trusts.  Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under his RCA Trust.  An Insured Retirement Program ("IRP") has been established for Mr. Tremblay to provide retirement income subject to the vesting conditions of his reward for tenure.

The following table sets forth the accumulated equity inside the defined contribution pension plans, subject to individual vesting conditions as outlined in the terms of the retirement benefit plan, for each of the NEOs:

Name	Accumulated value at January 1, 2021 ($)	Compensatory(1) ($)	Accumulated value at December 31, 2021(2) ($)
Russell E. Hallbauer	3,385,238	1,880,518	5,551,378
Bryce Hamming	0	54,540	13,370
Stuart McDonald	362,849	112,608	480,610
John W. McManus	1,678,878	128,123	2,021,800
Richard Tremblay	158,599	162,902	238,113
Robert Rotzinger	185,616	57,215	265,557

Notes:

(1) The amounts reported for Messrs. Hallbauer, Hamming, McDonald, McManus and Rotzinger reflect the Company's contributions to the RCA Trust accounts. An equal amount is remitted to a refundable tax account for each participant held with the Canada Revenue Agency. The amount reported for Mr. Tremblay reflects the Company's contributions to the Insured Retirement Program. The accumulated values are subject to graded vesting conditions dependent on the years of service with the Company, as outlined in the terms of each plan.

(2) Year-end accumulated value can be considerably less than starting value plus compensatory deposits as year-end accumulated value reflects penalties and surrender charges for early plan withdrawal (i.e. at December 31, 2021).

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Termination and Change in Control Benefits

Written employment agreements are in place between the Company and each of the NEOs.  Under the terms of these agreements, the NEOs are provided with specific payments in the event of termination as follows:

Termination Event	Executive Officer	Entitlements
		Base Salary	STIP	LTIP
Termination without Cause	Stuart McDonald	CEO's base salary multiplied by the CEO's Notice Period (18 months), plus a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.
			None	None
Bryce Hamming	NEO's base salary multiplied by the NEO's Notice Period (12 months), plus a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.
			None	None
Richard Tremblay	NEO's base salary multiplied by the NEO's Notice Period (12 months), plus a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.
			None	None
	Robert Rotzinger	NEO's base salary multiplied by the NEO's Notice Period (12 months), plus a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.	None	None

Termination Event	Executive Officer	Entitlements
		Base Salary	STIP	LTIP
Termination without cause or resignation within 12 months following a change of control (as defined under the employment agreements but which are considered customary)	Stuart McDonald	CEO's base salary multiplied by the CEO's Notice Period (24 months), plus a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.	The monthly equivalent of the most recently earned and paid or payable annual bonus multiplied by the respective Notice Period (24 months).	All of the CEOs' outstanding options will immediately vest and may be extended past termination of employment for up to three years but not past the expiry of the original option term.
	Bryce Hamming	NEO's base salary multiplied by the NEO's Notice Period (24 months), plus a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.	The monthly equivalent of the most recently earned and paid or payable annual bonus multiplied by the respective Notice Period (24 months).	All of the NEOs' outstanding options will immediately vest and may be extended past termination of employment for up to two years but not past the expiry of the original option term.
	Richard Tremblay	NEO's base salary multiplied by the NEO's Notice Period (12 months), plus a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.	The monthly equivalent of the most recently earned and paid or payable annual bonus multiplied by the respective Notice Period (24 months).	All of the NEOs' outstanding options will immediately vest and may be extended past termination of employment for up to two years but not past the expiry of the original option term.
	Robert Rotzinger	NEO's base salary multiplied by the NEO's Notice Period (12 months), plus a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.	The monthly equivalent of the most recently earned and paid or payable annual bonus multiplied by the respective Notice Period (12 months).	All of the NEOs' outstanding options will immediately vest and may be extended past termination of employment for up to two years but not past the expiry of the original option term.

In addition to the foregoing, the terms of the RCA Trusts for the CEO, CFO and Vice President, Capital Projects, and the reward for tenure governing the IRP for the Senior Vice President, Operations, state that, in the event that a NEO is terminated by the Company without cause or resigns, including after a change of control, and the NEO in question is not fully vested in the RCA Trust or IRP, a NEO is entitled to receive a proportionate amount of the accumulated value of his RCA Trust or IRP depending upon both the nature of the termination or change in control and the number of years of service of the executive, as defined in the RCA Trusts or reward for tenure, respectively.  Under the terms of the relevant RCA Trust agreements, in the event of a change of control the Company is required to make all remaining employee contributions under the RCA Trusts.  Under the terms of the reward for tenure governing the IRP, in the event of a change of control and the executive's termination without cause or resignation, the Company is required to make a lump-sum payment equal to 12 months premiums.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2021, are as follows:

NEO		Termination Without Cause	Change of Control
		($)	($)
Stuart McDonald	Salary	750,000	1,000,000
	Annual Incentive Plan(1)	N/A	786,080
	Share-based Awards	N/A	1,836,250
	Option-based Awards	N/A	769,625
	Pension Plan Benefits	N/A	1,610,784
Bryce Hamming	Salary	310,000	620,000
	Annual Incentive Plan(1)	N/A	262,542
	Share-based Awards	N/A	672,750
	Option-based Awards	N/A	421,920
	Pension Plan Benefits	N/A	Nil
Richard Tremblay	Salary	333,125	666,250
	Annual Incentive Plan(1)	N/A	250,510
	Share-based Awards	N/A	364,000
	Option-based Awards	N/A	231,350
	Pension Plan Benefits	N/A	Nil

NEO		Termination Without Cause	Change of Control
		($)	($)
Robert Rotzinger	Salary	330,054	330,054
	Annual Incentive Plan(1)	N/A	136,208
	Share-based Awards	N/A	455,000
	Option-based Awards	N/A	307,667
	Pension Plan Benefits	N/A	Nil

Note:

(1) Other than amounts which are fully earned and payable as at the date of termination.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

DIRECTOR COMPENSATION

The following section pertains to the compensation arrangements the Company has with the non-employee directors (i.e. all directors other than Mr. McDonald). Mr. McDonald does not receive additional compensation for serving as a director.

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and the abilities to carry out the Board's mandate and enhance the sustainable profitability and growth of the Company.  Like the philosophy adopted for executive compensation, the total direct compensation provided to independent directors (which includes both fixed elements of pay (cash) plus the value of long-term compensation) is targeted to be above-market (between 50th and 75th percentile) for above average share price performance.

Alignment with Shareholders

In order to appropriately align the interests of members of the Board with those of the Company's shareholders, the Board has adopted share ownership guidelines as set out in the Company's Governance Manual, a copy of which is available on the Company's website (www.tasekomines.com). The Governance Manual provides that an appropriate level of stock ownership for each non-employee director represents a value which is equal to three times annual fees and should be acquired over a period of not more than five years.

Benchmarking

From time to time, the Compensation Committee reviews the compensation arrangements for the Company's independent directors and enacts changes to pay elements and/or strategy, as required, to better align with current market practices and good corporate governance guidelines.

Current Compensation Arrangements

For 2021, the cash elements of compensation for the Company's independent directors was as follows: an annual director's fee of $65,000, $20,000 for the Audit and Risk Committee Chairperson, $15,000 for the Compensation Committee Chairperson, $10,000 for other Committee Chairpersons and $1,500 for each board or committee meeting attended.  The Chairman of the Board receives an additional retainer of $150,000 for that role.

In 2013, the Company adopted the Non-Employee Director Deferred Share Unit ("DSU") Plan (the "DSU Plan") for non-employee directors.  Each non-employee director of the Company (i.e. all directors other than Mr. McDonald) is eligible to receive a combination of stock options and DSUs for director long-term incentive compensation.

Director Compensation Table

The following table sets forth the compensation provided to the non-employee directors of the Company for the fiscal year ended December 31, 2021.

Name of Director	Fees earned(1) ($)	Share-based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Robert A. Dickinson	74,000	56,880	13,977	Nil	Nil	Nil	144,857
Anu Dhir(7)	96,000	56,880	13,977	Nil	Nil	Nil	166,857
Russell Hallbauer(8)	37,000	Nil	Nil	Nil	Nil	Nil	37,000
Peter C. Mitchell(6)	104,500	56,880	101,336	Nil	Nil	Nil	262,716
Kenneth Pickering(4)(5)	106,500	56,880	13,977	Nil	Nil	Nil	177,357
Ronald W. Thiessen	228,500	85,320	21,840	Nil	Nil	Nil	335,660

Notes:

(1) Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees.

(2) The dollar amount based on the grant date fair value of the award for a covered financial year, received in deferred share units or an equivalent cash payment in lieu thereof.

(3) For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected term of the stock option (5 years), expected forfeiture rate (0%), expected volatility of the Company's common share price (67%), expected dividend yield (0%), and risk-free interest rate (0.4%).

(4) Environmental, Health and Safety Committee Chair.

(5) Compensation Committee Chair.

(6) Audit and Risk Committee Chair.

(7) Nominating and Governance Committee Chair.

(8) Mr. Russell Hallbauer stepped down as CEO on June 30, 2021 and remained as a director on the Board. His director fees reflect amounts earned after he stepped down as CEO.

The following table sets out all option-based awards outstanding as at December 31, 2021, for each non-employee director.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested(2)	Market or payout value of share- based awards that have not vested	Market or payout value of vested share based awards not paid out or distributed(3)
	(#)	($)	m - d - y	($)	(#)	($)	($)
Robert A.	50,000	1.25	01/06/2022	67,500	540,000	Nil	1,404,000
Dickinson	22,000	2.86	01/02/2023	Nil
	44,000	0.78	01/10/2024	80,080
	44,000	0.72	01/15/2025	82,720
	16,000	1.58	02/01/2026	16,320
Anu Dhir	122,000	2.86	01/02/2023	Nil	256,000	Nil	665,600
	44,000	0.78	01/10/2024	80,080
	44,000	0.72	01/15/2025	82,720
	16,000	1.58	02/01/2026	16,320
Russell Hallbauer (5)	300,000	2.86	01/02/2023	Nil	Nil	Nil	Nil
	675,000	0.78	01/10/2024	1,228,500
	450,000	1.23	11/04/2025	616,500
Kenneth Pickering	20,000	0.78	01/10/2024	36,400	212,000	Nil	551,200
	44,000	0.72	01/15/2025	82,720
	16,000	1.58	02/01/2026	16,320

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested(2)	Market or payout value of share- based awards that have not vested	Market or payout value of vested share based awards not paid out or distributed(3)
	(#)	($)	m - d - y	($)	(#)	($)	($)
Peter C. Mitchell(4)	77,333	1.58	02/01/2026	78,880	36,000	Nil	93,600
Ronald W.	33,000	2.86	01/02/2023	Nil	741,961	Nil	1,929,099
Thiessen	66,000	0.78	01/10/2024	120,120
	66,000	0.72	01/15/2025	124,080
	25,000	1.58	02/01/2026	25,500

Notes:

(1) Calculated based on the difference between the closing price of the Common Shares at December 31, 2021 on the TSX and the exercise price of the Options.

(2) All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be a director of the Company.

(3) Calculated based on the number of DSUs held at December 31, 2021 multiplied by the price per Common Share on the TSX on December 31, 2021.

(4) Mr. Peter Mitchell was appointed to the Board at the July 8, 2020 annual general meeting of shareholders of the Company and was subsequently granted options and DSUs in January of 2021.

(5) Mr. Hallbauer's option-based awards represent units granted during his tenure as CEO that remained outstanding at December 31, 2021.  In January of 2022, he received options and DSUs as part of the long-term incentive compensation plan for directors.

The following table sets out all incentive plan value vested (or earned) during the year ended December 31, 2021, for each non-employee director.

Name	Option-based awards - Value vested during the year(1) ($)	Share- based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Robert A. Dickinson	29,893	56,880	Nil
Anu Dhir	29,893	56,880	Nil
Russell Hallbauer (2)	298,500	Nil	Nil
Peter C. Mitchell	6,187	56,880	Nil
Kenneth Pickering	64,559	56,880	Nil
Ronald W. Thiessen	44,893	85,320	Nil

Notes:

(1) These amounts reflect the aggregate dollar value that would have been realized if all options that vested in 2021 were exercised on the applicable vesting date.

(2) The amount reflects the value of the option-based awards vesting during the year for options granted to Mr. Hallbauer during his tenure as CEO.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As described above, in order to provide a non-cash incentive for directors, officers, employees and other service providers whose on-going efforts are critical to the success of the Company, the Board adopted the Option Plan, as well as the PSU Plan.  Both the Option Plan and the PSU Plan were last approved by the shareholders at the Company's annual general meeting held on June 17, 2021.  The Company is required by TSX Policies to seek shareholder approval to ratify any material amendments to the Option Plan and approve its continuation every three years by ordinary resolution. The Option Plan is not due for ratification and approval for continuation again, until the Company's 2024 annual general meeting.

The Option Plan is designed to promote the long-term success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promote greater alignment of interests between executives and shareholders in the creation of long-term shareholder value.  This alignment of interests is facilitated by the strike price of each option granted; if there is no appreciation in Taseko's Common Share price from the price at the date of grant of options, no value will accrue to the Options held by executives.

The PSU Plan is designed to further strengthen the link between Named Executive Officer compensation to shareholder value creation.  Each PSU awarded conditionally entitles the Participant (as defined in the PSU Plan) to receive one (1) Common Share (or the cash equivalent) upon attainment of the PSU vesting criteria.

The Company adopted the DSU Plan for non-employee directors, effective February 15, 2013.  The DSU Plan provides for an annual grant of DSUs to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which Participants (as defined in the DSU Plan) have agreed would, in first instance, be used to assist in complying with the Company's Common Share ownership guidelines.  DSUs vest immediately upon grant and are paid out in cash when a Participant ceases to be a director of the Company. The DSU Plan contemplates that all DSUs are to be paid out in cash.

Pursuant to the Option Plan, a maximum of 9.5% of the issued and outstanding Common Shares may be reserved for issuance upon exercise of Options.  Options may be granted up to this limit at the discretion of the Board, or the Compensation Committee, to eligible optionees (the "Optionees").  This type of plan is called a "rolling" or an "evergreen" plan because as options are exercised, the base of outstanding issued Common Shares on which the 9.5% increment applies increases.

At the date of this Information Circular, there were Options to purchase an aggregate of 9,634,166 Common Shares outstanding, and together with 2,500,000 outstanding PSUs representing outstanding share based compensation grants totaling, upon exercise,12,134,166 Common Shares, being approximately 4.3% of the issued and outstanding Common Shares.  The total number of Common Shares available for exercise of securities issued under all share based compensation arrangements at any one time may not exceed 9.5% of the total number of issued and outstanding Common Shares.

The Board is of the view that together the share-based compensation plans provide the Company with the flexibility necessary to attract and maintain services of senior executives and other employees and directors by offering competitive compensation relative to other companies in the industry.

The Compensation Committee approves base salaries, annual cash incentives and all share-based compensation including PSUs, and option grants to executive officers.  The Compensation Committee also approves DSU grants to non-executive officers.  Options are granted at other times of the year to individuals commencing employment with the Company.  The Option exercise price is the market price at the grant date in accordance with TSX policies.

Following is a summary of the material terms of the Share Option Plan and the PSU Plan.

Share Option Plan ("Option Plan")

Pursuant to TSX policies option plans with a rolling number of shares must be approved by the shareholders every three years. The Company's current Option Plan was last approved for continuation, as amended, by shareholders of the Company on June 17, 2021.  There have been no further amendments to the Plan since last approved by shareholders.

Material Terms

(a) The Option Plan provides for reservation of a number of Optioned Shares as are equal to a maximum of 9.5% of the issued and outstanding Common Shares of the Company at the time an Option is granted, less the number of Common Shares reserved for issuance pursuant to all other equity based compensation arrangements of the Company.

(b) Persons who are directors, officers, employees, consultants to the Company or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of Options pursuant to the Option Plan.

(c) Options may be granted only to an individual or to a company that is owned by individuals eligible for an Option grant.  If the Option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the Option remains in effect, without the consent of Taseko.

(d) All Options granted pursuant to the Option Plan are exercisable only by the Optionee to whom they were granted and the Options are un-assignable and non-transferable, except in the case of the death of an Optionee, any vested Option held by the deceased Optionee at the date of death will immediately become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option.

(e) Vesting of Options is determined by the Board and subject to the following:

(i) where an Optionee has left the Company's employ/office or has been advised their services are no long required or their service contract has expired, subject to other provisions set out in the Option Plan, vested Options shall expire 90 days after the date the Optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested Options shall immediately terminate without right to exercise same;

(ii) in the case of an Optionee being dismissed from employment or service for cause, such Optionee's Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(iii) in the event of a change of control occurring, all Options granted subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

(iv) in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, Options granted which are subject to a vesting provision shall be deemed to have vested on the date of the meeting upon which the director is not re-elected.

(f) All Options granted under the Option Plan are exercisable for a period of up to 5 years and will vest at the discretion of the Board, provided that the term of such Options may be extended in circumstances where the expiry date otherwise falls during a blackout period (defined below) as determined in accordance with the Company's policies or applicable securities legislation, and subject to:

(i) the Optionee remaining employed by or continuing to provide services to the Company or any of its subsidiaries and affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(ii) remaining as a director of the Company or any of its subsidiaries or affiliates during the vesting period.

(g) No Incentive Stock Option, an Option granted in accordance with Section 422 of the Internal Revenue Code of 1986 (United States)("ISO"), may be granted to any United States employee who owns, at the time of such grant, more than 10% of the Common Shares, unless those Options are granted at an exercise price of at least 110% of the fair market value of the Common Shares and such ISOs cannot be exercised more than five years from the date of such grant;

(h) The aggregate maximum number of Common Shares that may be issued pursuant to ISOs is 1,000,000 Common Shares;

(i) Holders of Common Shares acquired pursuant to the exercise of an ISO who sell such Common Shares on or before the later of (a) the date that is two years after the date of grant of such ISO, or (b) the date that is one year after the date of exercise of such ISO, must immediately notify the Company in writing of such disposition and may be subject to income tax withholding by the Company on compensation income;

(j) A "blackout period" is any period of time during which a participant in the Option Plan is unable to trade securities of the Company as a consequence of the implementation of a general restriction on such trading by an authorized officer or director pursuant to the Company's governance policies that authorize general and/or specific restrictions on trading by Service Providers in circumstances where there may exist undisclosed material changes or undisclosed material facts in connection with the Company's affairs.  The term of an Option will expire on its Expiry Date as defined in the Option Plan unless the Expiry Date occurs during a blackout period or within five business days after the expiry of the blackout period, then the Expiry Date for that Option will be the date that is the tenth business day after the date the blackout period expires;

(k) The exercise price of the Option is established by the Board at the time the Option is granted, provided that the minimum exercise price shall not be less than the market price being the volume weighted average trading price of the Company's shares on the TSX for the five trading days preceding the date of the grant.  The exercise price of ISOs must be equal to or greater than the fair market value of the Common Shares on the date of the grant of such ISOs.

(l) The Option Plan is subject to the following restrictions:

(i) Common Shares issued to Insiders as a group pursuant to Options granted under the Option Plan, when combined with all of the Company's other share compensation arrangements to Insiders, may not exceed 2% of the outstanding Common Shares in any 12 month period;

(ii) Common Shares issuable to Insiders pursuant to Options granted under the Option Plan, at any time, when combined with Common Shares issuable pursuant to all of the Company's other share compensation arrangements, may not exceed 9.5% of the outstanding Common Shares at any given time.

(iii) Common Shares issuable to directors who are independent directors under the Option Plan, when combined with all of the Company's other share compensation arrangements currently in effect for their benefit, may not exceed 1% of the outstanding Common Shares of the Company, provided that the Common Shares issuable under the Options and other share compensation arrangements currently in effect which have been granted to any director who was non-independent at the time of grant of the Options but who subsequently became an independent director and any director who was an independent director at the time of grant of Options but subsequently became a non-independent director, shall in either such case, be excluded from the calculation of 1% of the outstanding Common Shares issuable under the Option Plan; and

(iv) the aggregate annual value of Options that may be granted to each independent director under the Option Plan and any other Equity Based Compensation arrangements established or maintained by the Company, may not exceed $100,000 as calculated by the Black-Scholes option pricing model.

(m) In addition to Board and TSX approvals, shareholder approval is required for any of the following amendments:

(i) any amendment to the percentage of Common Shares reserved and issuable under the Option Plan;

(ii) any reduction in the exercise price of an Option (other than for standard anti-dilution purposes), or any cancellation and re-issue, within three months of cancellation, of an Option to the same Optionee at a lower exercise price than the Option cancelled, provided the Optionee is not an Insider;

(iii) an extension of the term of the original expiry date of an Option unless the Optionee is an Insider;

(iv) any change to the definition of an eligible Participant under the Option Plan;

(v) any amendment which would allow the transfer or assignment of an Option except in the case of the death of an Optionee as contemplated by the Option Plan;

(vi) any amendment to eligible Participants that may permit an increase to the proposed limit on independent director participation;

(vii) any amendment to the transferability or assignability of an Option;

(viii) any amendments to the Option Plan made to the amendment terms in either section 2.9 or section 2.10 that will increase the Company's ability to amend the  Option Plan without shareholder approval; and

(ix) any amendments required to be approved by shareholders under applicable law.

(n) In addition to Board and TSX approval, disinterested shareholder approval is required for any of the following amendments:

(i) any amendment which reduces the Exercise Price of an Option granted to an Insider;

(ii) any amendment to extend the term of an Option granted to an Insider; and

(iii) amendments to increase any of the limits on the number of Options that may be granted to Insiders, beyond the limits to Insiders permitted under prevailing policies of the TSX.

(o) Subject to TSX policies, the Option Plan may be amended, without limitation, by the Board without further shareholder approval to:

(i) make amendments which are of a typographical, grammatical or clerical nature;

(ii) change the vesting provisions of an Option granted pursuant to the Option Plan;

(iii) change the termination provision of an Option granted pursuant to the Option Plan, which does not entail an extension beyond the original expiry date of such Option or to change the termination provisions of the Option Plan itself;

(iv) add a cashless exercise feature payable in cash or Common Shares;

(v) make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi) make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

(vii) it may make such amendments as reduce, and do not increase, the benefits of the Option Plan to Optionees.

A copy of the Option Plan is filed on SEDAR under the Company's profile at www.sedar.com, and a copy may be obtained by contacting the Company, 12th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1, Attention Trevor Thomas.

Performance Share Unit Plan ("PSU Plan")

Summary of the PSU Plan

Iin order to maintain its enhanced flexibility in connection with Equity Based Compensation arrangements, the Company submits an ordinary resolution to the Shareholders every three years to approve its Performance Share Unit Plan ("PSU") Plan ("PSU Plan") for continuation. A summary of the PSU Plan, as amended, last approved by the Shareholder on June 17, 2021 is set out below and a complete copy of the PSU Plan is filed on SEDAR under the Company's profile at www.sedar.com.  Because the aggregate maximum number of outstanding securities in all of the Company's Equity Based Compensation plans is limited to 9.5% of issued Common Shares from time to time, the continuation of the PSU Plan does not increase the number of Common Shares reserved for Equity Based Compensation plans.  The PSU Plan is also subject to the limit of 2% of outstanding Common Shares being granted to Insiders in any one year under all Equity Based Compensation plans.

Eligible Participants

The PSU Plan is administered by the Compensation Committee (the "Committee") of the Board. Employees and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the PSU Plan.  "Eligible consultant" means an individual, other than an Employee that (i) is engaged to provide, on a bona fide basis, consulting, technical, management or other services to the Company or a subsidiary under a written contract with the individual or a company of which the individual consultant is an employee; and (ii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary.  While Taseko has a large number of Employees, awards issued pursuant to the PSU Plan will generally be granted only to senior management Employees.  In accordance with the terms of the PSU Plan, the Company, under the authority of the Board, approves those Employees and Eligible Consultants who are entitled to receive PSUs and the number of PSUs to be awarded to each participant.  PSUs awarded to participants are credited to them by means of an entry in a notational account in their favour on the books of the Company.  Each PSU awarded conditionally entitles the participant to receive one (1) Common Share (or the cash equivalent) upon attainment of the PSU vesting criteria.

Vesting

PSUs vest upon the expiry of a time-based vesting period.  The duration of the vesting period applicable to a specific PSU grant is to be determined at the time of grant by the Committee but will not exceed three years. In addition, the Committee may establish other terms or conditions with respect to the vesting of PSUs, including without limitation, provisions which make the vesting of PSUs conditional upon (i) the achievement of corporate or personal objectives, including the attainment of milestones relating to financial, operational, strategic or other objectives of the Company, (ii) the market price of the Company's Common Shares from time to time and/or the return to Shareholders, and/or (iii) any other performance criteria relating to the participant or the Company.  Any such conditions shall be set out in the grant agreement, may relate to all or any portion of the PSUs in a grant, and may be graduated such that different percentages of the PSUs in a grant will vest depending on the extent of satisfaction of one or more such conditions.

The Board may, in its discretion and having regard to the best interests of the Company, subsequent to the grant date of a PSU, waive any such terms or conditions or determine that they have been satisfied.  Once the PSUs in a grant vest, the participant is entitled to receive the equivalent number of Common Shares or cash equal to the Market Value (as defined below) of the equivalent number of Common Shares.  The vested PSUs may be settled through the issuance of Common Shares from treasury, by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing (at the discretion of the Company).  If settled in cash, the award amount shall be equal to the number of Common Shares in respect of which the participant is entitled, multiplied by the Market Value of a Common Share on the payout date.  Market Value per Common Share as at any date is defined in the PSU Plan (if the Common Shares are listed and posted for trading on the TSX) as the arithmetic average of the closing price of the Common Shares traded on the TSX for the five (5) trading days on which a board lot was traded immediately preceding such date.  The PSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such PSUs.  The expiry date of PSUs will be determined by the Committee at the time of grant. All unvested, expired or previously settled PSUs are available for future grants.

Maximum Number of Common Shares Issuable

Under the current PSU Plan, the maximum number of Common Shares reserved and available for issuance from treasury is 3% of the issued and outstanding Common Shares (on a non-diluted basis) from time to time.  As of April 12, 2022, this number is equal to 8,589,058 Common Shares, leaving 6,089,058Common shares 2.1% available for future grants. This type of plan share pool structure is referred to as an "evergreen" or "rolling" plan feature.

The PSU Plan provides that the maximum number of Common Shares issuable pursuant to the PSU Plan, together with any Common Shares issuable pursuant to any other Equity Based Compensation arrangement outside the PSU Plan, will not exceed 9.5%, being 6.5% for Options and 3% for PSUs, of the total number of issued and outstanding Common Shares at any time.  In addition, the maximum number of Common Shares issued to Insiders under the PSU Plan and all other Equity Based Compensation arrangements within any one year period, will not exceed 2% of the total number of issued and outstanding Common Shares taken at the beginning of the year.

The maximum number of Common Shares issuable to Insiders pursuant to the PSU Plan, together with any Common Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 9.5% of the total number of outstanding Common Shares.

Performance-based Compensation

The PSU Plan also provides that awards pursuant to the PSU Plan are based on a selection by the Committee of one or more of the following factors, each of which may be adjusted as provided in the PSU Plan:

  Financial Performance Goals: economic value added (EVA);

  sales or revenue;

  costs or expenses;

  performance relative to budget;

  net profit after tax;

  gross profit;

  income (including without limitation operating income, pre-tax income and income attributable to the Company);

  cash flow (including without limitation free cash flow and cash flow from operating, investing or financing activities or any combination thereof);

  earnings (including without limitation earnings before or after taxes, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings (whether before or after taxes), EBIT or EBITDA as a percentage of net sales;

  net working capital;

  margins (including one or more of gross, operating and net income margin);

  Shareholder Performance Goals: earnings per share (EPS) (basic or diluted);

  earnings per Common Share from continuing operations;

  returns (including one or more of return on actual or pro forma assets, net assets, equity, investment, revenue, sales, capital and net capital employed, total shareholder return (TSR) and total business return (TBR));

  ratios (including one or more of price-to-earnings, debt-to-assets, debt-to-net assets and ratios regarding liquidity, solvency, fiscal capacity, productivity or risk);

  stock price;

  value creation;

  market capitalization;

  Corporate Performance Goals: safety performance;

  environmental performance;

  development and implementation of exploration programs;

  advancement of governmental permitting and approval processes;

  development and implementation of corporate social responsibility / sustainable development initiatives;

  engagement with key stakeholders;

  evaluation of corporate development opportunities;

  corporate compliance and reporting;

  implementation or completion of key corporate initiatives or projects;

  strategic plan development and implementation;

  workforce satisfaction;

  employee retention; productivity metrics; and

  career development;

(collectively, the "Performance Goals").

The Performance Goals may be applied individually, alternatively, or in any combination, either to the Company as a whole or to a subsidiary, division, business unit or line of business basis.  Within the other restrictions of the PSU Plan, there is no limit on the number of PSUs that may be granted to any one person per year.

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the PSU Plan, PSUs which have not vested on a participant's termination date shall terminate and be forfeited.  If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, at the Company's discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant's PSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion.  All forfeited PSUs are available for future grants.

Transferability

PSUs are not assignable or transferable by a participant other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by the participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant's spouse, minor children or minor grandchildren, and after the participant's lifetime shall inure to the benefit of and be binding upon the participant's designated beneficiary, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act of 1933, as amended, to sell Common Shares received pursuant to the PSUs.

PSU Plan Benefits

Benefits to be awarded or paid under the PSU Plan cannot currently be determined.  Awards granted under the PSU Plan are within the discretion of the Committee, and the Committee has not determined future awards.

Company's Ability to Amend the PSU Plan

The PSU Plan provides that the Company may, without notice, at any time and from time to time, and without further Shareholder approval, amend the PSU Plan or any provisions thereof in such manner as the Company, in its sole discretion, determines appropriate:

(a) for the purposes of making formal minor or technical modifications to any of the provisions of the PSU Plan;

(b) to correct any ambiguity, defective provision, error or omission in the provisions of the PSU Plan;

(c) to change the vesting provisions of PSUs to reflect revised performance metrics or to accelerate vesting in the event that those performance criteria are achieved earlier than expected;

(d) to change the termination provisions of PSUs or the PSU Plan, which does not entail an extension beyond the original expiry date of the PSUs; or

(e) subject to TSX approval, to make the amendments to the PSU Plan to maximize tax efficiencies of the PSU grants to US Participants for US Tax Code purposes;

provided, however, that:

(1) no such amendment of the PSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the PSU Plan; and

(2) Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i) an increase in the maximum number of Common Shares issuable pursuant to the PSU Plan other than as already contemplated in the PSU Plan;

(ii) an extension of the expiry date for PSUs granted under the PSU Plan;

(iii) granting of other types of compensation through Common Share issuance;

(iv) any change to the limited assignability of PSUs, or any change to the limited categories of eligible service providers who may receive PSUs, namely Employees and Eligible Consultants;

(v) the addition of additional categories of participants, other than as contemplated by Section 13 of the PSU Plan, which refers to claims by beneficiaries of eligible participants to the PSU Plan;

(vi) changes in eligible participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis; or

(vii) an amendment of the Board's authority to amend provisions of the PSU Plan, without shareholder approval.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to PSUs awarded under the PSU Plan.  The following description applies to PSUs that are subject to U.S. federal income tax.

The PSUs that are intended to be "qualified performance-based compensation" within the meaning of Section 162(m) of the United States Internal Revenue Code ("Code") must be (i) granted by a committee consisting of two or more outside directors and (ii) conditioned solely upon the achievement of one or more of the above performance goals.  Section 162(m) of the Code requires that Shareholders must re-approve the PSU Plan at least every five years for grants to be "qualified performance-based compensation" within the meaning of Section 162(m).  This will enable the Company to make grants under the PSU Plan that may qualify for the exemption from the $1 million deduction limit on compensation paid to top U.S. executives.  The PSU Plan enables the Company to deduct qualifying future grants as a business expense.  However, nothing prevents the Committee from granting PSUs that do not qualify for tax deductibility under Section 162(m).

The grant of PSUs should not result in taxable income to a participant at the time of grant.  When PSUs are paid out, the participant will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the PSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation.  For information on the deductibility of executive compensation, see Qualified Performance-based Compensation above. A participant's basis in any Common Shares received will equal the fair market value of the Common Shares at the time the participant recognized ordinary income.  If, as is usually the case, the Common Shares are a capital asset in the participant's hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income, but will qualify as capital gain or loss.

Section 409A of the Code may apply to PSUs granted under the PSU Plan.  For such awards subject to Section 409A, certain U.S. officers may experience a delay of up to six months in the settlement of the PSUs in Common Shares.

Securities authorized for issuance

At the Company's December 31, 2021 financial year-end, there were 284,892,291 issued Common Shares.  Pursuant to the Option Plan and PSU Plan, the Company may issue up to a maximum of 9.5% of the Common Shares, being a maximum of 27,064,768 Common Shares under all share compensation arrangements.

The following table sets out equity compensation plan information as at the Company's December 31, 2021 financial year end.

	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)(1)
Share Option Plan	8,270,266	$1.33	10,247,733
Performance Share Unit Plan	2,780,000	N/A	5,766,769
Deferred Share Unit Plan	N/A	N/A	N/A
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	11,050,266		16,014,502

Notes:

(1) The maximum number of PSUs outstanding from time to time under the PSU Plan shall not exceed 3% of the number of outstanding Common Shares.  The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements, including the Share Option Plan and the PSU Plan, at any time may not exceed 9.5% of the number of outstanding Common Shares.

(2) 8,270,266 Options was 2.9% of the issued and outstanding Common Shares at December 31, 2021, leaving 10,247,733 options available for grant under the Option Plan, being 3.6% of the issued and outstanding Common Shares at December 31, 2021.

(3) 2,780,000 PSUs was 1% of the issued and outstanding Common Shares at December 31, 2021, leaving 5,766,769 PSUs available for grant under the PSU Plan, being 2% of the issued and outstanding Common Shares at December 31, 2021.

(4) The Company's DSU Plan contemplates that all DSUs are settled in cash.

The following table sets out the annual burn rate(1) for each equity compensation plan:

Equity Incentive Plan	For the fiscal year ended December 31,
	2021	2020	2019
The Stock Option Plan	0.8%	0.7%	1.9%
The PSU Plan(2)	0.2%	0.5%	0.4%
The DSU Plan(3)	N/A	N/A	N/A

Notes:

(1) The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.

(2) PSUs granted to the date of this Circular are subject to vesting and multiplier conditions that can result in the issuance of that number of Common Shares thereunder equal to between zero and 2.5 x the number of PSUs issued in the event of sub-par or exemplary relative total shareholder return, respectively. See "Elements of Compensation - Long Term Incentives" above.

(3) The Company's DSU Plan contemplates that all DSUs are settled in cash.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2021, or has any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Shareholder Rights Plan Continuation and Renewal

The Company initially adopted a shareholder rights plan pursuant to the shareholder rights plan agreement between the Company and Computershare, as rights agent, dated May 2, 2013, which was amended and restated to give effect to the new take-over bid rules adopted by the Canadian Securities Administrators ("CSA") in May 2016.  The Amended and Restated Shareholder Rights Plan dated as of June 9, 2016, as amended and extended June 13, 2019 (the "Existing Rights Plan") was last approved by the shareholders at the Company's Annual General Meeting held June 13, 2019.  At the Meeting, the Company will seek Shareholder approval to ratify the continuation of the Existing Rights Plan, as amended and extended for a further three-year period.

The Shareholder Rights Plan Agreement, as amended and Extended June 9, 2022 (the "Shareholder Rights Plan") is identical to the Existing Rights Plan with the exception of non-substantive, minor housekeeping amendments to extend the term effective June 9, 2022. Unless otherwise defined below, all capitalized terms shall have the meanings specified in the Existing Rights Plan.

Proposed Continuation of Shareholder Rights Plan

Pursuant to its terms, the Shareholder Rights Plan will expire on the business day following the termination of the Meeting, unless Shareholders ratify and approve the Shareholder Rights Plan for three more years in accordance with its provisions. Pursuant to its terms, the Existing Rights Plan will expire upon the termination of the Meeting unless the Shareholder Rights Plan is ratified by Shareholders in accordance with its provisions.  Management of the Company has reviewed the terms of the Existing Rights Plan for conformity with current Canadian securities laws, as well as practices of public corporations in Canada.  On April 15, 2022, the Board confirmed and approved the Shareholder Rights Plan and approved the non-substantive, minor amendments to the Shareholder Rights Plan in order to update the Existing Rights Plan for extension of the term. A summary of the principal terms of the Shareholder Rights Plan is set forth below.  The summary is qualified in its entirety by reference to the complete text of the Shareholder Rights Plan, a copy of which is available upon request from the Company at 1040 West Georgia Street, Suite 1200, Vancouver, British Columbia, V6E 4H1 (778-373-4533), or can be viewed together with the Meeting proxy materials under the Company's profile at www.sedar.com.  A blacklined copy of the Shareholder Rights Plan, which highlights the changes made to the Existing Rights Plan, is also available on the Company's website (www.tasekomines.com).

Purpose of the Shareholder Rights Plan

The purpose of the Shareholder Rights Plan is to ensure that, in the event of a takeover bid for the Company, all Shareholders are treated fairly.  Shareholder approval of the Shareholder Rights Plan for the next three years is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to management of the Company.  The proposed approval and continuation of the Shareholder Rights Plan is not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the Board in their respective offices, or to deter fair offers for the Common Shares.

Term

Provided the Shareholder Rights Plan is approved at the Meeting, the Shareholder Rights Plan (unless terminated earlier) will remain in effect until termination of the annual meeting of the Shareholders in 2025 unless the term of the Shareholder Rights Plan is extended beyond such date by resolution of the Shareholders at such meeting.

Issuance of Rights

One right (a "Right") was issued by the Company pursuant to the Shareholder Rights Plan in respect of each Voting Share outstanding as of the close of business (Vancouver time) (the "Record Time") on the Effective Date, being June 9, 2016.  "Voting Shares" include the Common Shares and any other shares of the Company entitled to vote generally in the election of all directors.  One Right was also issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

As of the Effective Date, the only Voting Shares outstanding were the Common Shares.  The issuance of the Rights is not dilutive and will not affect reported earnings or operating cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights.  The issuance of the Rights does not change the manner in which Shareholders trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend.  Shareholders are not required to return their certificates in order to have the benefit of the Rights.  Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares.  From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the "Separation Time" which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

(a) a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an "Acquiring Person", meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a "Permitted Bid" or "Competing Permitted Bid" (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Rights Agreement; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

(b) the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% of more of the outstanding Voting Shares; and

(c) the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights ("Rights Certificates") will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial "Exercise Price" equal to three times the "Market Price" at the Separation Time.  The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time.  Following a transaction which results in a person becoming an Acquiring Person (a "Flip-In Event"), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price.  In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a "Permitted Bid" include the following:

(a) the takeover bid must be made by means of a takeover bid circular;

(b) the takeover bid is made to all holders of Voting Shares on the books of the Company, other than the offeror;

(c) no Voting Shares are taken up or paid for pursuant to the takeover bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

(d) the takeover bid contains an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 105 days following the date of the takeover bid;

(e) the takeover bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(f) the takeover bid contains an irrevocable and unqualified provision that, if on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make public announcement of that fact and the takeover bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid and contain an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to such takeover bid prior to the close of business on the date that is no earlier than the date on which Voting Shares may be taken up under any Permitted Bid (determined as of the date of making the takeover bid, assuming no amendment or variation to the terms and satisfaction of all conditions to the completion of the Permitted Bid) that preceded the Competing Permitted Bid.

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a takeover bid (the "Lock-Up Bid") made by such person, provided that the agreement meets certain requirements including:

(a) the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

(b) the holder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another takeover bid or to support another transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the number of Voting Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is greater than a specified number which is not more than 7% higher than the number of Voting Shares offered to be purchased under the Lock-Up Bid; and

(c) no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the holder if the holder fails to deposit or tender Voting Shares to the Lock-Up Bid.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of the Board to make a takeover bid by way of a takeover bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders.  In such circumstances, the Board may waive the application of the Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror.  Any waiver of the application of the Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding.  The Board may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares within 14 days or such earlier or later date as may be specified by the Board.  With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Shareholder Rights Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right.  Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the Rights Plan.

Protection against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

Continuation the term of the Shareholder Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company.  The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may make amendments to the Shareholder Rights Plan at any time to correct any clerical or typographical error and may make amendments which may be required to maintain the validity of the Shareholder Rights Plan due to changes in any applicable legislation, regulations or rules. The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Shareholder Rights Plan.

Vote Required and Recommendation of the Board

Shareholder approval of the Shareholder Rights Plan is required by its terms.  At the Meeting, Shareholders will be asked to consider and, if thought advisable, to ratify, confirm and approve the Shareholder Rights Plan by means of an ordinary resolution (the "Shareholder Rights Plan Resolution") in substantially the following form:

"BE IT RESOLVED THAT:

1. The Amended and Restated Shareholder Rights Plan Agreement, dated as of June 9, 2016, amended and extended June 9, 2022 between the Company and Computershare Trust Company of Canada (the "Rights Plan"), as described in the Information Circular prepared for the Company's Annual General Meeting held June 9, 2022 with amendments approved by the Board on April 15, 2022, be and is hereby ratified, confirmed and approved, for a further three years and the Company is authorized to issue Rights pursuant thereto; and

2. The making on, or prior to, the date hereof of any other amendments to the Rights Plan as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada, is hereby approved."

To pass, the Shareholder Rights Plan Resolution must be approved by a simple majority vote of the Common Shares voted, in person or by proxy, on the resolution.

The management proxyholders intend to vote FOR the Shareholder Rights Plan Resolution, except in relation to Common Shares held by a Shareholder who instructs otherwise.

B. Advisory Resolution on Company's Approach to Executive Compensation (Say-on-Pay)

The Board believes that Shareholders should have the opportunity to not only fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions but to also have an annual advisory vote on such approach to executive compensation.  The purpose of the Say-on-Pay advisory vote is to provide appropriate director accountability to the Shareholders for the Board's compensation decisions.  For additional information regarding the Company's approach to executive compensation, Shareholders should review the section "Statement of Executive Compensation" in this Information Circular.  A full copy of the Company's Say-on-Pay Policy is included in Appendix 11 to the Governance Manual, and is available on the Company's website at www.tasekomines.com.

Although an annual vote by shareholders on our compensation practices is not mandatory in Canada, we believe it is an essential part of good governance and enhances shareholder engagement by giving the shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the incentive plans themselves.  While Shareholders will provide their collective advisory vote, the Board remains fully responsible for its compensation decisions and is not relieved of its responsibilities.  Because the Say-on-Pay resolution is an advisory vote, the results are non-binding; however, the Board and the Compensation Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions.

The Board recognizes that Say-on-Pay is an evolving area in Canada and globally, and will review this policy annually to ensure that it is effective in achieving its objectives.

The Company's executive compensation policies and programs are based on the principle of 'pay for performance' to align the interests of the Company's executive officers with those of the Company's shareholders.  Shareholders are being asked at the Meeting to consider and approve the following ordinary resolution (the "Say-on-Pay Advisory Resolution") in substantially the following form:

"BE IT RESOLVED that, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the Board's approach to executive compensation delivered in advance of the 2022 annual meeting of shareholders."

To pass, the Say-on-Pay Advisory Resolution must be approved by a majority vote of the Common Shares voted, in person or by proxy, on the advisory resolution.

The management proxyholders intend to vote FOR the Say-on-Pay Advisory Resolution, except in relation to Common Shares held by a Shareholder who instructs otherwise.

In the event that a significant number of Shareholders oppose the Say-on-Pay Advisory Resolution, the Board will consult with its Shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company's approach to compensation in the context of those concerns.

Shareholders who have voted against the Say-on-Pay Advisory Resolution are also encouraged to contact the Board to discuss their specific concerns.

The Board will disclose to Shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management proxy circular for its next annual meeting, a summary of the significant comments relating to management compensation received from Shareholders in the engagement process and an explanation of the changes to the compensation plans made or to be made by the Board or why no changes will be made.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's annual information form and in the audited financial statements for the year ended December 31, 2021, the auditor's report thereon and related management discussion and analysis, all of which are filed under the Company's profile at www.sedar.com.  Copies of the Company's most current interim financial statements and related management discussion and analysis, the Share Option Plan, the Performance Share Unit Plan, the Shareholders Rights Plan and any additional information may be obtained from www.sedar.com and upon request from the Company at telephone number (778) 373-4533 or fax number (778) 373-4534.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, as at April 28, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

"Stuart McDonald"

Stuart McDonald President and Chief Executive Officer

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

North America Toll Free

1-877-452-7184

Outside North America

1-416-304-0211

Email: assistance@laurelhill.com